MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The preparation and presentation of the Company’s consolidated financial statements and the overall accuracy and integrity of the Company’s financial reporting are the responsibility of management. The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and include certain amounts that are based on management’s best estimates and judgments. Financial information contained elsewhere in this Annual Report is consistent with the information set out in the consolidated financial statements.

In fulfilling its responsibilities, management has developed and maintains an extensive system of disclosure controls and procedures and internal control over financial reporting processes that are designed to provide reasonable assurance that assets are safeguarded, transactions are properly recorded and reported within the required time periods, and financial records are reliable for the preparation of the financial statements. The Company’s internal auditors, who are employees of the Company, also review and evaluate internal controls on behalf of management.

The Board of Directors monitors management’s fulfillment of its responsibilities for financial reporting and internal controls principally through the Audit Committee. The Audit Committee, which is comprised solely of independent directors, meets regularly with management, the internal audit department and the Company’s external auditors to review and discuss audit activity and results, internal accounting controls and financial reporting matters. The external auditors and the internal audit department have unrestricted access to the Audit Committee, management and the Company’s records. The Audit Committee is also responsible for recommending to the Board of Directors the proposed nomination of the external auditors for appointment by the shareholders. Based upon the review and recommendation of the Audit Committee, the consolidated financial statements and Management’s Discussion and Analysis have been approved by the Board of Directors.

The Company’s external auditors, Deloitte LLP, have audited the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the IASB.

Ron Boire President and Chief Executive Officer	E.J. Bird Chief Financial Officer

Toronto, Ontario
March 12, 2015

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The control framework used by the Company’s management to assess the effectiveness of the Company’s internal control over financial reporting is the Internal Control - Integrated Framework 2013 (COSO framework) published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.
Management of the Company, including its chief executive officer and chief financial officer, has evaluated the Company’s internal control over financial reporting and has concluded that it was effective as at January 31, 2015.
Deloitte LLP, the independent registered public accounting firm that audited the Company’s consolidated financial statements for the fiscal year ended January 31, 2015, has issued its opinion on the Company’s internal control over financial reporting as stated in their report included herein.

Ron Boire President and Chief Executive Officer	E.J. Bird Chief Financial Officer

Toronto, Ontario
March 12, 2015

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Sears Canada Inc.

We have audited the accompanying consolidated financial statements of Sears Canada Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at January 31, 2015 and February 1, 2014, and the consolidated statements of net (loss) earnings and comprehensive (loss) income, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for the 52-week periods ended January 31, 2015 and February 1, 2014, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sears Canada Inc. and subsidiaries as at January 31, 2015 and February 1, 2014, and their financial performance and their cash flows for the 52-week periods ended January 31, 2015 and February 1, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of January 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
March 12, 2015
Toronto, Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Sears Canada Inc.

We have audited the internal control over financial reporting of Sears Canada Inc. and subsidiaries (the “Company”) as of January 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the 52 week-period ended January 31, 2015 of the Company and our report dated March 12, 2015 expressed an unmodified opinion on those financial statements.

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
March 12, 2015
Toronto, Canada

TABLE OF CONTENTS

Consolidated Financial Statements

Consolidated Statements of Financial Position

Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income

Consolidated Statements of Changes in Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Note 1:	General information

Note 2:	Significant accounting policies

Note 3:	Issued standards not yet adopted

Note 4:	Critical accounting judgments and key sources of estimation uncertainty

Note 5:	Cash and cash equivalents and interest income

Note 6:	Accounts receivable, net

Note 7:	Inventories

Note 8:	Prepaid expenses

Note 9:	Property, plant and equipment and investment properties

Note 10:	Goodwill and intangible assets

Note 11:	Joint arrangements

Note 12:	Other long-term assets

Note 13:	Deferred revenue

Note 14:	Financial instruments

Note 15:	Accounts payable and accrued liabilities

Note 16:	Provisions

Note 17:	Long-term obligations and finance costs

Note 18:	Other long-term liabilities

Note 19:	Leasing arrangements

Note 20:	Retirement benefit plans

Note 21:	Contingent liabilities

Note 22:	Income taxes

Note 23:	Segmented information

Note 24:	Capital stock and share based compensation

Note 25:	Capital disclosures

Note 26:	Revenue

Note 27:	Employee benefits expense

Note 28:	Gain on lease terminations and lease amendments

Note 29:	Assets classified as held for sale

Note 30:	Related party transactions

Note 31:	Key management personnel compensation

Note 32:	Net (loss) earnings per share

Note 33:	Changes in non-cash working capital balances

Note 34:	Changes in non-cash long-term assets and liabilities

Note 35:	North Hill and Burnaby arrangements

Note 36:	Event after the reporting period

Note 37:	Approval of the consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in CAD millions)	Notes	As at January 31, 2015	As at February 1, 2014

ASSETS
Current assets
Cash and cash equivalents	5	$259.0	$513.8
Accounts receivable, net	6,14,16	73.0	83.3
Income taxes recoverable	22	127.2	0.8
Inventories	7	641.4	774.6
Prepaid expenses	8	28.7	23.8
Derivative financial assets	14	7.2	7.2
Assets classified as held for sale	29	13.3	13.3

Total current assets		1,149.8	1,416.8

Non-current assets
Property, plant and equipment	9,19	567.6	785.5
Investment properties	9	19.3	19.3
Intangible assets	10.2	16.2	28.2
Goodwill	10.1	—	2.6
Deferred tax assets	22	0.7	88.7
Other long-term assets	12,14,16,17,22	20.5	51.2

Total assets		$1,774.1	$2,392.3

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	14,15	$359.4	$438.7
Deferred revenue	13	171.2	187.7
Provisions	16	58.6	109.4
Income taxes payable	22	—	52.2
Other taxes payable		34.6	53.9
Current portion of long-term obligations	14,17,19,25	4.0	7.9

Total current liabilities		627.8	849.8

Non-current liabilities
Long-term obligations	14,17,19,25	24.1	28.0
Deferred revenue	13	76.8	87.3
Retirement benefit liability	14,20.1	407.4	286.0
Deferred tax liabilities	22	3.4	4.2
Other long-term liabilities	16,18	63.8	63.2

Total liabilities		1,203.3	1,318.5

SHAREHOLDERS’ EQUITY
Capital stock	24	14.9	14.9
Retained earnings		806.9	1,145.3
Accumulated other comprehensive loss		(251.0)	(86.4)
Total shareholders’ equity	25	570.8	1,073.8
Total liabilities and shareholders’ equity		$1,774.1	$2,392.3
The accompanying notes are an integral part of these consolidated financial statements.
On Behalf of the Board of Directors,
W.C.Crowley            D.E.Rosati
Chairman of the Board        Director

CONSOLIDATED STATEMENTS OF NET (LOSS) EARNINGS AND COMPREHENSIVE (LOSS) INCOME
For the 52-week periods ended January 31, 2015 and February 1, 2014

(in CAD millions, except per share amounts)	Notes	2014	2013

Revenue	26	$3,424.5	$3,991.8
Cost of goods and services sold	7,14,27	2,308.0	2,548.1
Selling, administrative and other expenses	9,10,11,14,19,20,24,27	1,523.8	1,631.5
Operating loss		(407.3)	(187.8)

Gain on lease terminations and lease amendments	28	—	577.2
Gain on sale of interest in joint arrangements	11	35.1	66.3
Gain on settlement and amendment of retirement benefits	20,27	10.6	42.5
Finance costs	17,19,22	1.0	10.8
Interest income	5	2.6	2.6
(Loss) earnings before income taxes		(360.0)	490.0

Income tax recovery (expense)
Current	22	74.7	(71.6)
Deferred	22	(53.5)	28.1
		21.2	(43.5)
Net (loss) earnings		$(338.8)	$446.5

Basic net (loss) earnings per share	32	$(3.32)	$4.38
Diluted net (loss) earnings per share	32	$(3.32)	$4.38

Net (loss) earnings		$(338.8)	$446.5

Other comprehensive income (loss), net of taxes:

Items that may subsequently be reclassified to net (loss) earnings:
Gain on foreign exchange derivatives		10.8	7.8
Reclassification to net (loss) earnings of gain on foreign exchange derivatives		(10.1)	(1.8)

Items that will not subsequently be reclassified to net (loss) earnings:
Remeasurement (loss) gain on net defined retirement benefit liability and write down of deferred income tax asset associated with previously recorded remeasurement losses	20.7, 22	(165.3)	54.3

Total other comprehensive (loss) income		(164.6)	60.3
Total comprehensive (loss) income		$(503.4)	$506.8
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the 52-week periods ended January 31, 2015 and February 1, 2014

				Accumulated other comprehensive loss
(in CAD millions)	Notes	Capital stock	Retained earnings	Foreign exchange derivatives designated as cash flow hedges	Remeasurement (loss) gain	Total accumulated other comprehensive loss	Shareholders’ equity
Balance as at February 1, 2014		$14.9	$1,145.3	$6.0	$(92.4)	$(86.4)	$1,073.8

Net loss			(338.8)	—	—	—	(338.8)

Other comprehensive income (loss)
Gain on foreign exchange derivatives, net of income tax expense of $3.9				10.8	—	10.8	10.8
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $3.6				(10.1)	—	(10.1)	(10.1)
Remeasurement loss on net defined retirement benefit liability and the write down of deferred income tax asset associated with previously recorded remeasurement losses	20.7,22			—	(165.3)	(165.3)	(165.3)
Total other comprehensive income (loss)		—	—	0.7	(165.3)	(164.6)	(164.6)
Total comprehensive (loss) income		—	(338.8)	0.7	(165.3)	(164.6)	(503.4)
Share based compensation	24	—	0.4	—	—	—	0.4
Balance as at January 31, 2015		$14.9	$806.9	$6.7	$(257.7)	$(251.0)	$570.8

Balance as at February 2, 2013		$14.9	$1,208.2	$—	$(146.7)	$(146.7)	$1,076.4

Net earnings			446.5	—	—	—	446.5

Other comprehensive income (loss)
Gain on foreign exchange derivatives, net of income tax expense of $2.8				7.8	—	7.8	7.8
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $0.6				(1.8)	—	(1.8)	(1.8)
Remeasurement gain on net defined retirement benefit liability, net of income tax expense of $19.4	20.7			—	54.3	54.3	54.3
Total other comprehensive income		—	—	6.0	54.3	60.3	60.3
Total comprehensive income		—	446.5	6.0	54.3	60.3	506.8
Dividends declared	24	—	(509.4)	—	—	—	(509.4)
Balance as at February 1, 2014		$14.9	$1,145.3	$6.0	$(92.4)	$(86.4)	$1,073.8
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 52-week periods ended January 31, 2015 and February 1, 2014

(in CAD millions)	Notes	2014	2013
Cash flow used for operating activities
Net (loss) earnings		$(338.8)	$446.5
Adjustments for:
Depreciation and amortization expense	9,10.2	89.3	111.4
Share based compensation	24	0.4	—
(Gain) loss on disposal of property, plant and equipment		(0.6)	1.2
Impairment losses	9,10,11,29	162.0	33.8
Gain on sale of interest in joint arrangements	11	(35.1)	(66.3)
Gain on lease terminations and lease amendments	28	—	(577.2)
Finance costs	17	1.0	10.8
Interest income	5	(2.6)	(2.6)
Retirement benefit plans expense	20.6	19.0	32.0
Gain on settlement and amendment of retirement benefits	20	(10.6)	(42.5)
Short-term disability expense		5.7	8.0
Income tax (recovery) expense	22	(21.2)	43.5
Interest received	5	2.5	2.5
Interest paid	17	(3.3)	(6.2)
Retirement benefit plans contributions	20	(24.2)	(53.5)
Income tax payments, net	22	(60.7)	(14.0)
Other income tax deposits	22	(10.3)	(18.9)
Changes in non-cash working capital balances	33	(67.3)	73.3
Changes in non-cash long-term assets and liabilities	34	30.2	(7.6)
		(264.6)	(25.8)
Cash flow generated from investing activities
Purchases of property, plant and equipment and intangible assets	9,10.2	(54.0)	(70.8)
Proceeds from sale of property, plant and equipment		1.2	1.9
Proceeds from lease terminations and lease amendments	28	—	590.5
Proceeds from sale of interest in joint arrangements	11	71.7	315.4
		18.9	837.0
Cash flow used for financing activities
Interest paid on finance lease obligations	17,19	(2.2)	(2.5)
Repayment of long-term obligations		(11.2)	(30.1)
Proceeds from long-term obligations		3.4	4.5
Dividend payments	24	—	(509.4)
Transaction fees associated with amended credit facility	17	(1.0)	—
		(11.0)	(537.5)
Effect of exchange rate on cash and cash equivalents at end of period		1.9	1.6
(Decrease) increase in cash and cash equivalents		(254.8)	275.3
Cash and cash equivalents at beginning of period		$513.8	$238.5
Cash and cash equivalents at end of period	5	$259.0	$513.8
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. General information
Sears Canada Inc. is incorporated in Canada. The address of its registered office and principal place of business is 290 Yonge Street, Suite 700, Toronto, Ontario, Canada M5B 2C3. The principal activities of Sears Canada Inc. and its subsidiaries (the “Company”) include the sale of goods and services through the Company’s Retail channels, which includes its full-line, Sears Home, Hometown, Outlet, Appliances and Mattresses, Corbeil Electrique Inc. (“Corbeil”) stores, and its Direct (catalogue/internet) channel. It also includes service revenue related to product repair and logistics. Commission revenue includes travel, home improvement services, insurance, wireless and long distance plans, and performance payments received from JPMorgan Chase Bank, N.A. (Toronto Branch) (“JPMorgan Chase”) under the Company’s credit card marketing and servicing alliance with JPMorgan Chase. The Company has a multi-year licensing arrangement with TravelBrands Inc. (“TravelBrands”) (formerly known as Thomas Cook Canada Inc.), under which TravelBrands manages the day-to-day operations of all Sears Travel offices and provides commissions to the Company. The Company also entered into a multi-year licensing agreement with SHS Services Management Inc. (“SHS”) on March 3, 2013, under which SHS oversaw the day-to-day operations of all Sears Home Installed Products and Services business (“HIPS”). On December 13, 2013, SHS announced it was in receivership, and all offers of services provided by SHS ceased (see Note 14). Licensee fee revenue is comprised of payments received from licensees, including TravelBrands, that operate within the Company’s stores. The Company was a party to a number of real estate joint arrangements which have been classified as joint operations and accounted for by recognizing the Company’s share of joint arrangements’ assets, liabilities, revenues and expenses for financial reporting purposes.

2. Significant accounting policies
2.1 Statement of compliance
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
2.2 Basis of preparation and presentation
The principal accounting policies of the Company have been applied consistently in the preparation of its consolidated financial statements for all periods presented. These financial statements follow the same accounting policies and methods of application as those used in the preparation of the 2013 Annual Consolidated Financial Statements, except as noted below. The Company’s significant accounting policies are detailed in Note 2.
The Company adopted the following new standards and amendments which became effective “in” or “for” the fiscal year ended January 31, 2015:

•	IAS 32, Financial Instruments: Presentation (“IAS 32”)
The IASB has amended IAS 32 to provide clarification on the requirements for offsetting financial assets and liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. Based on the Company’s assessment of these amendments, there is no impact on its consolidated financial statements;

•	IFRIC 21, Levies (“IFRIC 21”)
IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. This interpretation is applicable for annual periods on or after January 1, 2014. Based on the Company’s assessment of this interpretation, there is no impact on its consolidated financial statements; and

•	IFRS 2, Share-based payment (“IFRS 2”)
The IASB has amended IFRS 2 to clarify the definition of “vesting conditions”, and by separately defining a “performance condition” and a “service condition”. A performance condition requires the counterparty to complete a specified period of service (“service period”) and to meet a specified performance target during the service period. A service condition solely requires the counterparty to complete a service period. The amendment is effective for share-based payment transactions for which the grant date is on or after July 1, 2014. Based on the Company’s assessment of this amendment, there is no impact on its consolidated financial statements.

2.3 Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis, with the exception of certain financial instruments that are measured at fair value and the retirement benefit liability, which is the net total of retirement benefit plan assets and the present value of accrued retirement benefit plan obligations. Historical cost is generally based on the fair value of the consideration given in exchange for assets.
2.4 Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company as well as all of its subsidiaries. Real estate joint arrangements were accounted for by recognizing the Company’s share of the joint arrangements’ assets, liabilities, revenues and expenses (described further in Note 2.13).
The fiscal year of the Company consists of a 52 or 53-week period ending on the Saturday closest to January 31. The fiscal years for the 2014 and 2013 consolidated financial statements represent the 52-week period ended January 31, 2015 (“Fiscal 2014” or “2014”) and the 52-week period ended February 1, 2014 (“Fiscal 2013” or “2013”), respectively.
The Company’s consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. The Company is comprised of two reportable segments, Merchandising and Real Estate Joint Arrangements (see Note 23).
2.5 Cash and cash equivalents
Cash and cash equivalents include highly liquid investments with maturities of 90 days or less at the date of purchase. Cash and cash equivalents are considered to be restricted when they are subject to contingent rights of a third party customer, vendor, government agency or financial institution.
2.6 Short-term investments
Short-term investments include investments with maturities between 91 to 364 days from the date of purchase.
2.7 Inventories
Inventories are measured at the lower of cost and net realizable value. Cost is determined using the weighted average cost method, based on individual items. The cost is comprised of the purchase price, plus the costs incurred in bringing the inventory to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to sell. Rebates and allowances received from vendors are recognized as a reduction to the cost of inventory, unless the rebates clearly relate to the reimbursement of specific expenses. A provision for shrinkage and obsolescence is calculated based on historical experience. All inventories consist of finished goods.
2.8 Property, plant and equipment
Property, plant and equipment are measured at cost or deemed cost less accumulated depreciation and accumulated impairment losses. Costs include expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes site preparation costs, design and engineering fees, freight (only on initial freight costs incurred between the vendor and the Company), installation expenses and provincial sales tax (Saskatchewan, Manitoba and British Columbia), and is net of any vendor subsidies or reimbursements. An allocation of general and specific incremental interest charges for major construction projects is also included in the cost of related assets. Property, plant and equipment within one of the Company’s Regina logistics centres have been classified as held for sale in the Consolidated Statements of Financial Position (see Note 29).
When the significant parts of an item of property, plant and equipment have varying useful lives, they are accounted for as separate components of property, plant and equipment. Depreciation is calculated based on the depreciable amount of the asset or significant component thereof, if applicable, which is the cost of the asset or significant component less its residual value. Depreciation is recognized using the straight-line method for each significant component of an item of property, plant and equipment and is recorded in “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. The estimated useful lives are 2 to 13 years for equipment and fixtures and 10 to 50 years for buildings and building improvements. The estimated useful lives, residual values and depreciation methods for property, plant and equipment are reviewed annually and adjusted, if appropriate, with the effect of any changes in estimates accounted for on a prospective basis.
Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease, unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.
The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the proceeds from sale or the cost of retirement and the carrying amount of the asset, and is recognized in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.
For a discussion on the impairment of tangible assets, refer to Note 2.11. Property, plant and equipment are reviewed at the end of each reporting period to determine if there are any indicators of impairment.

2.9 Investment properties
The Company’s investment properties consist of vacant land which is not currently used in its operations. Investment properties are measured at their deemed cost less accumulated impairment losses.
The fair value of an investment property is estimated using observable data based on the current cost of acquiring a comparable property within the market area and the capitalization of the property’s anticipated revenue. The Company engages independent qualified third parties to conduct appraisals of its investment properties.
The gain or loss arising from the disposal or retirement of an investment property is determined as the difference between the proceeds from sale or the cost of retirement, and the carrying amount of the asset, and is recognized in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.
For a discussion on the impairment of tangible assets, refer to Note 2.11. Investment properties are reviewed at the end of each reporting period to determine if there are any indicators of impairment.
2.10 Intangible assets
2.10.1 Finite life intangible assets other than goodwill
Finite life intangible assets consist of purchased and internally developed software. Intangible assets are carried at cost less accumulated amortization and accumulated impairment losses and are amortized on a straight-line basis over their estimated useful lives which range from 2 to 5 years. The useful lives of all intangible assets other than goodwill are finite. Amortization expense is included in “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. The estimated useful lives and amortization methods for intangible assets other than goodwill are reviewed annually, with the effect of any changes in estimates being accounted for on a prospective basis.
Internally developed software costs are capitalized when the following criteria are met:

•	It is technically feasible to complete the software so that it will be available for use;

•	The Company intends to complete the software product;

•	The Company has an ability to use the software;

•	The Company can demonstrate how the software will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and to use the software product are available; and

•	The expenditure attributable to the software product during its development can be reliably measured.
Costs that qualify for capitalization are limited to those that are directly related to each software development project.
2.10.2 Goodwill
Goodwill arising in a business combination is recognized as an asset at the date that control is acquired (“the acquisition date”). Goodwill is measured as the excess of the sum of the consideration transferred, over the net fair value of identifiable assets acquired less liabilities assumed as of the acquisition date.
2.11 Impairment of tangible assets and intangible assets with finite useful lives
At the end of each reporting period, the Company reviews property, plant and equipment, investment properties, intangible assets and goodwill for indicators of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the assets are then grouped together into the smallest group of assets that generate independent cash inflows from continuing use (the “cash generating unit” or “CGU”) and a recoverable amount is estimated for that CGU. The Company has determined that its CGUs are primarily its retail stores.
Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs. Otherwise, they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.
If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the asset or CGU will be reduced to its recoverable amount and an impairment loss is recognized immediately. If an impairment for a CGU has been identified, the impairment is first allocated to goodwill before other assets held by the CGU. Where goodwill is not part of a CGU, an impairment loss is recognized as a reduction in the carrying amount of the assets included in the CGU on a pro rata basis.
Where an impairment loss subsequently reverses (not applicable to goodwill), the carrying amount of the asset or CGU is revised to an estimate of its recoverable amount limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately.

2.12 Impairment of goodwill
Goodwill was not amortized but was reviewed for impairment at least annually. For the purposes of impairment testing, goodwill was allocated to each of the Company’s CGUs expected to benefit from the synergies of the combination.
CGUs to which goodwill had been allocated were tested for impairment annually, or more frequently when there was an indication that the unit may be impaired. If the recoverable amount of the CGU was less than its carrying amount, the impairment loss was allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to the other assets of the unit on a pro-rata basis, based on the carrying amount of each asset in the unit. Impairment losses for goodwill are not reversed in subsequent periods.
2.13 Joint arrangements
Joint arrangements are arrangements of which two or more parties have joint control. Joint control is considered to be when all parties to the joint arrangement are required to reach unanimous consent over decisions about relevant business activities pertaining to the contractual arrangement.
The Company had determined that its real estate joint arrangements were joint operations. A joint operation is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control and whereby each party has rights to the assets and liabilities relating to the arrangement. Interests in joint operations were accounted for by recognizing the Company’s share of assets, liabilities, revenues, and expenses incurred jointly.
2.14 Leasing arrangements
Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.
2.14.1 The Company as lessor
The Company has entered into a number of agreements to sub-lease premises to third parties. All sub-leases to third parties are classified as operating leases. Rental income from operating leases is recognized on a straight-line basis over the term of the lease.
2.14.2 The Company as lessee
Assets held under finance leases are initially recognized by the Company at the lower of the fair value of the asset and the present value of the minimum lease payments. The corresponding current and non-current liabilities to the lessor are included in the Consolidated Statements of Financial Position as a finance lease obligation in “Current portion of long-term obligations” and “Long-term obligations,” respectively. The assets are depreciated using the same accounting policy as applicable to property, plant and equipment (see Note 2.8).
Lease payments are apportioned between finance costs and the lease obligation in order to achieve a constant rate of interest on the remaining balance of the liability. The minimum lease payments are allocated between the land and building element in proportion to the relative fair values of the leasehold interests, in each of these elements of the lease.
Assets under operating leases are not recognized by the Company. Operating lease payments are recognized in “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.
In the event that lease incentives are received from the landlord, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.
2.15 Retirement benefit plans
The Company currently maintains a defined contribution and a defined benefit registered pension plan, which covers eligible regular full-time and part-time employees, a non-registered supplemental savings arrangement and a defined benefit non-pension retirement plan, which provides life insurance, medical and dental benefits to eligible retired employees through a health and welfare trust.
2.15.1 Defined contribution plan
A defined contribution plan is a post-employment benefit plan under which the Company pays fixed or matching contributions based on employee contributions into a separate legal entity and has no further legal or constructive obligation to pay additional amounts. Company contributions to the defined contribution retirement benefit plan are recognized as an expense when employees have rendered services entitling them to the contributions.

2.15.2 Defined benefit plans
For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations prepared by independent qualified actuaries at least every 3 years. Remeasurements comprised of actuarial gains and losses, the effect of the asset ceiling (if applicable) and the return on plan assets (excluding interest) are recognized immediately in the Consolidated Statements of Financial Position with a charge or credit to “Other comprehensive income (loss), net of taxes” (“OCI”) in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income, in the period in which they occur. The Company performs remeasurements at least annually. Remeasurements recorded in OCI are not recycled into profit or loss. However, the entity may transfer those amounts recognized in OCI within “Accumulated other comprehensive loss” (“AOCL”) in the Consolidated Statements of Changes in Shareholders’ Equity. Past service cost is recognized in profit or loss in the period of plan amendment. Net-interest is calculated by applying the discount rate to the net defined benefit liability or asset. Defined benefit costs are split into three categories:

•	service cost, past-service cost, gains and losses on curtailments and settlements;

•	net interest expense or income;

•	remeasurements.
The Company presents the first two components of defined benefit costs in “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.
Remeasurements are recorded in OCI.
The retirement benefit obligation recognized in the Consolidated Statements of Financial Position represents the actual deficit or surplus in the Company’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.
2.15.3 Termination benefits
A liability for a termination benefit is recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.
2.16 Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable, excluding sales taxes. Revenue is reduced for estimated customer returns, discounts and other similar allowances.
2.16.1 Sale of goods
Revenue from the sale of goods is recognized upon delivery of goods to the customer. In the case of goods sold in-store, delivery is generally complete at the point of sale. For goods subject to delivery such as furniture or major appliances, and goods sold online or through the catalogue, delivery is complete when the goods are delivered to the customers’ selected final destination or picked up from a catalogue agent. In the case of goods subject to installation, such as home improvement products, revenue is recognized when the goods have been delivered and the installation is complete.
2.16.2 Rendering of services
Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.
Extended warranty service contracts
The Company sells extended warranty service contracts with terms of coverage generally between 12 and 60 months. Revenue from the sale of each contract is deferred and amortized on a straight-line basis over the term of the related contract.
Product repair, handling and installation services
Product repair, handling and installation services revenue is recognized once the services are complete. These services are performed within a short timeframe.
2.16.3 Commission and licensee fee revenue
The Company earns commission revenue by selling various products and services that are provided by third parties, such as sales of travel services, home improvement products and insurance programs. As the Company is not the primary obligor in these transactions, these commissions are recognized upon sale of the related product or service.
Fee revenue is received from a variety of licensees that operate in the Company’s stores. Revenue earned is based on a percentage of licensee sales. Revenue is recorded upon sale of the related product or service.
Revenue is received from JPMorgan Chase relating to credit sales. Revenue is based on a percentage of sales charged on the Sears Card or Sears MasterCard and is included in revenue when the sale occurs.

2.16.4 Interest income
Interest income is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be reliably measured. Interest income is accrued on a periodic basis by reference to the principal outstanding and the applicable interest rate.
2.16.5 Customer loyalty program
The Sears Club Points Program (the “Program”) allows members to earn points from eligible purchases made on their Sears Card and/or Sears MasterCard. Members can then redeem points in accordance with the Program rewards schedule for merchandise. When points are earned, the Company defers revenue equal to the fair value of the awards adjusted for expected redemptions. When awards are redeemed, the redemption value of the awards is charged against deferred revenue and recognized as revenue. The expected future redemption rates are reviewed on an ongoing basis and are adjusted based upon expected future activity.
2.16.6 Gift cards
The Company sells gift cards through its retail stores, websites and third parties with no administrative fee charges or expiration dates. No revenue is recognized at the time gift cards are sold. Revenue is recognized as a merchandise sale when the gift card is redeemed by the customer. The Company also recognizes income when the likelihood of the gift card being redeemed by the customer is remote, which is generally at the end of 18 months subsequent to issuance, estimated based on historical redemption patterns.
2.16.7 Cost of goods and services sold
Cost of goods and services sold includes the purchase price of merchandise sold, freight and handling costs incurred in preparing the related inventory for sale, installation costs incurred relating to the sale of goods subject to installation, write-downs taken on inventory during the period, physical inventory losses and costs of services provided during the period relating to services sold, less rebates from suppliers relating to merchandise sold.
2.17 Foreign currency translation
Transactions in currencies other than the Company’s functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rates prevailing at that date.
Non-monetary assets and liabilities denominated in a foreign currency that are measured at historical cost are translated using the exchange rate at the date of the transaction and are not retranslated.
Exchange differences arising on retranslation are recognized in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income in the period in which they arise, except for exchange differences on certain foreign currency hedging transactions (see Note 14.3).
2.18 Consideration from a vendor
The Company has arrangements with its vendors that provide for rebates subject to binding contractual agreements. Rebates on inventories subject to binding agreements are recognized as a reduction of the cost of sales or related inventories for the period, provided the rebates are probable and reasonably estimable. Rebates on advertising costs subject to binding agreements are recognized as a reduction of the advertising expense for the period, provided the rebates are probable and reasonably estimable.
2.19 Taxation
Income tax expense represents the sum of current tax expense and deferred tax expense.
2.19.1 Current tax
Tax currently payable or recoverable is based on taxable earnings or loss for the reporting period. Taxable income differs from earnings as reported in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income, due to income or expenses that are taxable or deductible in other years and items that are not taxable or deductible for tax purposes. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted as at the end of the reporting period and includes any adjustments to taxes payable and/or taxes recoverable in respect of prior years.
2.19.2 Deferred tax
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities and the corresponding tax bases used in the computation of taxable earnings or loss.

Deferred tax liabilities are generally recognized for taxable temporary differences. Deferred tax assets are generally recognized for deductible temporary differences to the extent that it is probable that taxable income will be available, against which deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable net earnings or loss nor the accounting income or loss.
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and written down to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to be applicable in the period in which the liability is settled or the asset is realized, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and when the Company intends to settle its current tax assets and liabilities on a net basis. Deferred tax assets and liabilities are not discounted.
2.19.3 Current and deferred tax for the period
Current and deferred tax are recognized as a tax expense or recovery in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income, except when they relate to items that are recognized outside of earnings or loss (whether in OCI, or directly in equity), in which case, the tax is also recognized outside of earnings or loss, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is included in the accounting for the business combination. Interest on the Company’s tax position is recognized as a finance cost.
2.20 Provisions
Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that the Company will be required to settle the obligation and a reliable estimate can be made for the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties specific to the obligation. Where a provision is measured using the cash flow estimated to settle the present obligation, its carrying amount is the present value of such cash flows.
When some or all of the economic resources required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.
2.20.1 Onerous contract provisions
An onerous contract provision is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations. The provision is measured at the present value of the lower of the expected cost of terminating the contract or the expected cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract. The onerous contract provision is included in “Other provisions” as seen in Note 16.
2.20.2 General liability provisions
The Company purchases third party insurance for automobile, damage to a claimant’s property or bodily injury from use of a product and general liability claims that exceed a certain dollar level. However, the Company is responsible for the payment of claims under these insured limits. In estimating the obligation associated with incurred losses, the Company utilizes actuarial methodologies which are based on historical data and validated by an independent third party. Loss estimates are adjusted based on actual claims settlements and reported claims (see Note 16).
2.20.3 Warranty provisions
An estimate for warranty provisions is made at the time the merchandise is sold based on historical warranty trends (see Note 16).
2.20.4 Returns and allowances provisions
Provisions for returns and allowances are made based on historical rates which represent the expected future outflow of economic resources on current sales (see Note 16).

2.20.5 Environmental provisions
The Company is exposed to environmental risks as an owner, lessor and lessee of property. Under federal and provincial laws, the owner, lessor or lessee could be liable for the costs of removal and remediation of certain hazardous substances on its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could lead to claims against the Company. The provision is based on assessments conducted by third parties, as well as historical data (see Note 16).
2.21 Financial assets
All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned. Financial assets are initially measured at fair value plus transaction costs, except for those financial assets at ‘fair value through profit or loss’ (“FVTPL”) for which the transaction costs are expensed as incurred.
Financial assets and liabilities are offset with the net amount presented in the Consolidated Statements of Financial Position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.
Financial assets are classified into the following categories: financial assets at FVTPL, ‘held-to-maturity’ investments, ‘available-for-sale’ (“AFS”) financial assets and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Currently the Company does not have any ‘held-to-maturity’ investments.
2.21.1 Effective interest method
The effective interest method calculates the amortized cost of a financial asset or financial liability and allocates interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash flow (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.
Interest income or expense is recognized on an effective interest basis for financial assets and financial liabilities other than those classified as at FVTPL.
2.21.2 Financial assets at FVTPL
Financial assets are classified at FVTPL when the financial asset is either held-for-trading or it is designated as at FVTPL.
2.21.3 AFS financial assets
The Company’s cash equivalents have been classified as AFS financial assets and are measured at fair value. Gains and losses arising from changes in fair value are recognized in OCI, with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized in “Selling, administrative and other expenses” or “Interest income” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously included in AOCL is reclassified to “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.
2.21.4 Loans and receivables
Cash held by the bank and restricted cash and cash equivalents are classified as ‘loans and receivables’ and are measured at amortized cost.
Trade receivables and other receivables that have fixed or determinable payments that are not quoted in an active market are also classified as ‘loans and receivables’. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables, where the recognition of interest would be immaterial.
2.21.5 Impairment of financial assets
Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that the estimated future cash flow of the financial asset have been negatively affected as a result of events that have occurred after its initial recognition.
For all financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Default or delinquency in interest or principal payments; or

•	Probability that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of any impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flow discounted at the financial asset’s initial effective interest rate. When a subsequent event causes the amount of any impairment loss to decrease, the decrease in impairment loss is reversed through the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.
The carrying amount of the financial asset is reduced by any impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, its carrying amount is written off including any amounts previously recorded in the allowance account. Subsequent recoveries of amounts previously written off are credited to “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. Changes in the carrying amount of the allowance account are also recognized in “Selling, administrative and other expenses”.
2.21.6 Derecognition of financial assets
The Company derecognizes a financial asset only when the contractual rights to the cash flow from the asset expire, or when substantially all the risks and rewards of ownership of the asset are transferred to another entity. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.
2.22 Financial liabilities and equity instruments
2.22.1 Classification as debt or equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.
2.22.2 Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issuance costs.
2.22.3 Financial liabilities
Financial liabilities are recognized on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial liabilities are classified as either financial liabilities at ‘FVTPL’ or ‘other financial liabilities’.
2.22.4 Financial liabilities at FVTPL
Financial liabilities are classified as at FVTPL when they are either held-for-trading or designated as at FVTPL. Currently the Company does not have any financial liabilities that have been designated as at FVTPL upon initial recognition.
2.22.5 Other financial liabilities
Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost with interest expense recognized on an effective interest method.
The Company amortizes debt issuance transaction costs over the life of the debt using the effective interest method.
2.22.6 Derecognition of financial liabilities
The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or expired.
2.23 Derivative financial instruments
The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange option contracts and interest rate swaps. Further details on derivative financial instruments are disclosed in Note 14.
Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized immediately in “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income, unless the derivative is designated and effective as a hedging instrument, in which case, the timing of the recognition depends on the nature of the hedge relationship. The Company designates certain derivatives as hedges of highly probable forecasted transactions or hedges of foreign currency risk of firm commitments (cash flow hedges).

A derivative with a positive fair value is recognized as a financial asset, whereas a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.
2.23.1 Hedge accounting
The Company designates certain hedging instruments, which include derivatives, as cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.
At the inception of the hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedging transactions. At the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.
Note 14 sets out details of the fair values of the derivative instruments used for hedging purposes.
2.23.2 Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. The gain or loss relating to the ineffective portion is recognized immediately in “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. Amounts previously recognized in OCI and accumulated in AOCL within equity are reclassified in the periods when the hedged items are recognized (i.e. to “Cost of goods and services sold” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income).
Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gains or losses accumulated in AOCL within equity at the time of discontinuation remain in equity and are transferred to “Cost of goods and services sold” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income when the forecasted transaction is ultimately recognized. When a forecasted transaction is no longer expected to occur, the gains or losses accumulated in equity are recognized immediately.
2.24 Net (loss) earnings per share
Net (loss) earnings per share is calculated using the weighted average number of shares outstanding during the reporting period. Diluted net (loss) earnings per share is determined using the ‘treasury stock method,’ which considers the potential for the issuance of new shares created by unexercised in-the-money options, if any such options are outstanding.
2.25 Share based compensation
The Company granted restricted share units (“RSUs”) to an employee under an equity-based compensation plan. For equity-settled awards, the fair value of the grant of RSUs is recognized as a compensation expense over the period that the related service is rendered with a corresponding increase in equity. The total amount expensed is recognized over a three-year vesting period on a tranche basis, which is the period over which all of the specified vesting conditions are to be satisfied. At each balance sheet date, the estimate of the number of equity interests that are expected to vest is revised. The impact of the revision to original estimates, if any, is recognized in “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.

3. Issued standards not yet adopted
The Company monitors the standard setting process for new standards and interpretations issued by the IASB that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.

In July 2014, the IASB issued the final publication of the following standard:
IFRS 9, Financial Instruments (“IFRS 9”)
IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Adoption of IFRS 9 is mandatory and will be effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.
In May 2014, the IASB issued the following new standard:
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various interpretations regarding revenue. This standard introduces a single model for recognizing revenue that applies to all contracts with customers, except for contracts that are within the scope of standards on leases, insurance and financial instruments. This standard also requires enhanced disclosures. Adoption of IFRS 15 is mandatory and will be effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.
In May 2014, the IASB issued amendments to a previously released standard as follows:
IFRS 11, Joint Arrangements (“IFRS 11”)
The IASB has amended IFRS 11 to require business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business. The amendments will be effective for annual periods beginning on or after January 1, 2016, with earlier adoption permitted. The Company is currently assessing the impact of these amendments on the Company’s consolidated financial statements and related note disclosures.

4. Critical accounting judgments and key sources of estimation uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions with regards to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.
The following are the critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities.
4.1 Legal liabilities
Assessing the financial outcome of uncertain legal positions requires judgment to be made regarding the relative merits of each claim and the extent to which a claim is likely to be successful. The assessments are based on reviews conducted by internal and external counsel, when appropriate.
Changes in estimates or assumptions could cause changes to “Provisions” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. For additional information, see Note 16.

4.2 Inventory
4.2.1 Obsolescence, valuation and inventory stock losses
Inventory is written down to reflect future losses on the disposition of obsolete merchandise. Future losses are estimated based on historical trends that vary depending on the type of inventory.
An adjustment is made each period to value inventory at the lower of cost and net realizable value. This adjustment is estimated based on historical trends that vary depending on the type of inventory.
Inventory is adjusted to reflect estimated inventory stock losses incurred in the year based on recent historical inventory count data.
4.2.2 Vendor rebates
Inventory is adjusted to reflect vendor rebates received or receivable based on vendor agreements. This adjustment is estimated based on historical data and current vendor agreements.
4.2.3 Freight
Inbound freight incurred to bring inventory to its present location is estimated each reporting period and is included in the cost of inventory. This estimate is based on historical freight costs incurred.
Changes in estimates may result in changes to “Inventories” on the Consolidated Statements of Financial Position and a charge or credit to “Cost of goods and services sold” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss)Income. For additional information, see Note 7.
4.3 Impairment of property, plant and equipment and intangible assets
The Company’s property, plant and equipment and intangible assets have been allocated to CGUs. At the end of each reporting period, the carrying amounts of property, plant and equipment and intangible assets with finite useful lives are assessed to determine if there is any evidence that an asset is impaired. Determining if there are any facts and circumstances indicating impairment loss is a subjective process involving judgment and a number of estimates and assumptions. If there are such facts and circumstances, the recoverable amount of the asset is estimated.
Assets that cannot be tested individually for impairment are grouped into the smallest group of assets that generates cash inflows through continued use that are largely independent of the cash inflows from other assets or groups of assets (cash generating unit or CGU).
The recoverable amount of an asset or a CGU is the higher of its value in use and fair value less costs to sell. To determine value in use, expected future cash flows are discounted using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In the process of measuring expected future cash flows, the Company makes assumptions about future operating profit. These assumptions relate to future events and circumstances. Although the assumptions are based on market information available at the time of the assessment, actual results may vary.
The Company’s corporate and intangible assets do not generate separate cash flows. If there is evidence that a corporate or intangible asset is impaired, the recoverable amount is determined for the CGU to which the corporate asset belongs. Impairments are recorded when the carrying amount of the CGU to which the corporate asset belongs is higher than its recoverable amount.
Changes in estimates may result in changes to “Property, plant and equipment” and “Intangible assets” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. For additional information, see Note 9 and Note 10.2.
4.4 Impairment of goodwill
Determining whether goodwill is impaired requires the Company to determine the recoverable amount of the CGU to which the goodwill is allocated. To determine the recoverable amount of the CGU, management is required to estimate its value by evaluating expected future cash flow using an appropriate growth rate, the estimated costs to sell and a suitable discount rate to calculate the value in use. For additional information, see Note 10.1.
4.5 Retirement benefit liability
The retirement benefit liability is estimated based on certain actuarial assumptions, including the discount rate, inflation rate, salary growth and mortality rates. New regulations and market driven changes may impact the assumptions made.
Changes in estimates may result in changes to the “Retirement benefit liability” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” and OCI in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. For additional information, see Note 20.

4.6 Loyalty program deferred revenue
The fair value of Sears Club points granted is deferred at the time of the related initial sale transaction and is recognized upon redemption of the points for merchandise. The redemption value of the points is estimated at the initial sale transaction, based on historical behaviour and trends in redemption rates and redemption values, as well as an adjustment for the percentage of points that are expected to be converted to reward cards, but for which the likelihood of redemption is remote (“reward card breakage”).
Changes in estimates may result in changes to “Deferred revenue” (current) on the Consolidated Statements of Financial Position and an increase or decrease to “Revenue” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. For additional information, see Note 13.
4.7 Derivative assets and liabilities
All derivatives are measured at fair value. U.S. dollar forward contracts are traded over-the-counter and give holders the right to buy a specified amount of U.S. currency at an agreed upon price and date in the future. Fair values of the U.S. dollar forward contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate. The fair value of fuel swaps is based on counterparty confirmations tested for reasonableness by discounting estimated future cash flows derived from the terms and maturity of each contract using market fuel prices at the measurement date. The Company is required to estimate various inputs which are used in these calculations that are a combination of quoted prices and observable market inputs. The fair values of derivatives include an adjustment for credit risk when appropriate.
Changes in estimates may result in changes to “Derivative financial assets” and “Derivative financial liabilities” on the Consolidated Statements of Financial Position and a charge or credit to “Cost of goods and services sold”, “Selling, administrative and other expenses” or OCI in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. For additional information, see Note 14.
4.8 Provisions
Provisions are estimated based on historical data, cost estimates provided by specialists and future projections.
Changes in estimates or assumptions could cause changes to “Provisions” on the Consolidated Statements of Financial Position and a charge or credit to “Cost of goods and services sold” or “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. For additional information, see Note 16.
4.9 Leasing arrangements
The Company has applied judgment in the classification of its leasing arrangements, which is determined at the inception of the lease and is based on the substance of the transaction, rather than its legal form. The Company’s leases were evaluated based on certain significant assumptions including the discount rate, economic life of an asset, lease term and existence of a bargain renewal option.
Changes in estimates or assumptions could cause changes to “Property, plant and equipment”, “Current portion of long-term obligations” and “Long-term obligations” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” and “Finance costs” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. For additional information, see Note 19.
4.10 Taxes
In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, certain matters are periodically challenged by tax authorities. The Company applies judgment and routinely evaluates and provides for potentially unfavourable outcomes with respect to any tax audits. If the result of a tax audit materially differs from the existing provisions, the Company’s effective tax rate and its net (loss) earnings will be affected positively or negatively. The Company also uses judgment in assessing the likelihood that deferred income tax assets will be recovered from future taxable income by considering factors such as the reversal of deferred income tax liabilities, projected future taxable income, tax planning strategies and changes in tax laws.
Changes in estimates or assumptions could cause changes to “Income taxes recoverable”, “Deferred tax assets”, “Income and other taxes payable” and “Deferred tax liabilities” on the Consolidated Statements of Financial Position and a charge or credit to “Income tax recovery (expense)” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. For additional information, see Note 22.

4.11 Gift cards
The gift card liability is based on the total amount of gift cards outstanding which have not yet been redeemed by customers. The Company also recognizes income when the likelihood of redeeming the gift card is remote (“gift card breakage”). Gift card breakage is estimated based on historical redemption patterns. Changes in estimates of the redemption patterns may result in changes to “Deferred revenue” (current) on the Consolidated Statements of Financial Position and an increase or decrease to “Revenue” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.
4.12 Classification of joint arrangements
The Company had classified its interests in real estate joint arrangements related to shopping centres as joint operations. In doing so, the Company determined that the decisions regarding relevant activities required unanimous consent of the parties sharing control. In the event of a dispute between parties sharing control of the joint arrangements, settlement occured through unbiased arbitration, legal action, or a sale of the party’s interest to the other party. The Company examined the legal structure, contractual arrangements and other relevant facts and circumstances for each joint arrangement and determined that it had rights to the assets and obligations to the liabilities of each joint arrangement. Therefore, the Company had determined that its real estate joint arrangements were joint operations and were recognized in accordance with the Company’s interest in the assets, liabilities, revenues and expenses of these arrangements. For additional information, see Note 11.

5. Cash and cash equivalents and interest income
Cash and cash equivalents
The components of cash and cash equivalents were as follows:

(in CAD millions)	As at January 31, 2015	As at February 1, 2014
Cash	$239.9	$192.4
Cash equivalents
Government treasury bills	—	299.9
Investment accounts	—	10.4
Restricted cash	19.1	11.1
Total cash and cash equivalents	$259.0	$513.8
The components of restricted cash are further discussed in Note 21.
Interest income
Interest income related primarily to cash and cash equivalents for the fiscal year ended January 31, 2015 totaled $2.6 million (2013: $2.6 million). During Fiscal 2014, the Company received $2.5 million (2013: $2.5 million) in cash related to interest income.

6. Accounts receivable, net
The components of accounts receivable, net were as follows:

(in CAD millions)	As at January 31, 2015	As at February 1, 2014
Deferred receivables	$0.4	$0.5
Other receivables	72.6	82.8
Total accounts receivable, net	$73.0	$83.3
Other receivables primarily consist of amounts due from customers, amounts due from vendors and amounts due from JPMorgan Chase, as part of the Company’s credit card marketing and servicing alliance.

Included in the accounts receivable balances above are amounts that are past due but are not provided for, as the Company considers the balances to be collectible. These past due accounts receivable balances are listed below:

(in CAD millions)	As at January 31, 2015	As at February 1, 2014
Greater than 30 days	$5.9	$5.9
Greater than 60 days	2.5	2.5
Greater than 90 days	5.9	9.6
Total	$14.3	$18.0

7. Inventories
The amount of inventory recognized as an expense during Fiscal 2014 was $2,111.4 million (2013: $2,344.3 million), which includes $106.0 million (2013: $90.7 million) of inventory write-downs. These expenses are included in “Cost of goods and services sold” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. Reversals of prior period inventory write-downs for Fiscal 2014 were $4.0 million (2013: $4.9 million).
Inventory is pledged as collateral under the Company’s revolving credit facility (see Note 17).

8. Prepaid expenses
The components of prepaid expenses were as follows:

(in CAD millions)	As at January 31, 2015	As at February 1, 2014
Rent	$11.4	$12.5
Contracts	10.2	7.4
Supplies	3.0	2.9
Insurance	0.8	0.6
Other	3.3	0.4
Total prepaid expenses	$28.7	$23.8

9. Property, plant and equipment and investment properties
The following is a continuity of property, plant and equipment:

(in CAD millions)	Land	Buildings and Leasehold Improvements	Finance Lease Buildings	Finance Lease Equipment	Equipment and Fixtures	Total
Cost or deemed cost
Balance at February 2, 2013	$316.3	$1,387.1	$45.7	$3.5	$1,174.9	$2,927.5
Additions	—	26.1	1.4	0.9	33.3	61.7
Disposals	(75.7)	(248.9)	(2.6)	—	(78.3)	(405.5)
Net movement to assets held for sale [2]	(2.9)	(36.6)	—	—	(13.9)	(53.4)
Balance at February 1, 2014	$237.7	$1,127.7	$44.5	$4.4	$1,116.0	$2,530.3
Additions	0.2	1.0	—	0.1	28.5	29.8
Disposals	(9.5)	(42.3)	(3.0)	(3.5)	(8.5)	(66.8)
Balance at January 31, 2015	$228.4	$1,086.4	$41.5	$1.0	$1,136.0	$2,493.3

Accumulated depreciation and impairment
Balance at February 2, 2013	$2.2	$770.3	$13.8	$2.0	$1,020.7	$1,809.0
Depreciation expense [1]	—	50.6	5.0	1.2	43.5	100.3
Disposals	—	(79.7)	(2.6)	—	(67.4)	(149.7)
Impairment (reversals) losses [1,2]	(2.2)	26.5	—	—	3.4	27.7
Net movement to assets held for sale [2]	—	(28.6)	—	—	(13.9)	(42.5)
Balance at February 1, 2014	$—	$739.1	$16.2	$3.2	$986.3	$1,744.8
Depreciation expense [1]	—	35.9	3.8	0.8	36.4	76.9
Disposals	—	(18.2)	(3.0)	(3.5)	(7.1)	(31.8)
Impairment losses [1]	—	91.1	17.1	—	27.6	135.8
Balance at January 31, 2015	$—	$847.9	$34.1	$0.5	$1,043.2	$1,925.7

Total property, plant and equipment

Net balance at January 31, 2015	$228.4	$238.5	$7.4	$0.5	$92.8	$567.6
Net balance at February 1, 2014	$237.7	$388.6	$28.3	$1.2	$129.7	$785.5

[1]
Depreciation expense and impairment (reversals) losses are included in “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.

[2]	Included in the $27.7 million impairment loss is a loss of $16.5 million related to a Regina logistics centre. Refer to Note 29 “Assets classified as held for sale” for additional information.

Impairment loss
The Company conducted appraisals of certain land and building properties that it owned, with the assistance of independent qualified third party appraisers . The valuation methods used to determine fair value include the direct capitalization and discounted cash flow methods for buildings and the direct sales comparison for land.
During Fiscal 2014, the Company recognized an impairment loss of $68.3 million (2013: nil) on a number of Sears full-line and Corbeil stores, an impairment loss of $17.6 million (2013: $11.7 million) on a number of Sears Home stores and an impairment loss of $5.5 million (2013: nil) on a number of Hometown stores. The impairment loss was due to indicators (in particular a decrease in revenue or decrease in cash flows) that the recoverable amount was less than the carrying value. The recoverable amounts of the CGUs tested were based on the present value of the estimated cash flow, over the lease term plus two renewals for Sears full-line and Home stores and five years for Hometown stores, as this was management’s best estimate of the useful life of the assets of these CGUs. A pre-tax discount rate of 10.8% was based on management’s best estimate of the CGUs’ weighted average cost of capital considering the risks facing the CGUs. The estimated cash flows for the CGUs described above assumed no future improvement in the CGUs’ results, given their recent operating performance. If considered independently, a two percentage point change in the applied discount rate, a ten percentage point change in the estimated cash flows and a change in the number of renewal terms would have an insignificant impact on the amount of the reported impairment loss.
During Fiscal 2014, the Company undertook a comprehensive evaluation of its logistics network for current and future needs, given its changing warehousing requirements. Accordingly, the Company determined that the Montreal distribution centre (“MDC”) may be considered for disposition. The Company determined the fair value of the MDC by engaging an independent qualified third party appraiser to conduct an appraisal of the property. The valuation methods used included the direct capitalization and discounted cash flow methods, and the direct sales comparison approach. A discount rate of 8.5% and a rate of inflation of 2.5% were applied to cash flow projections over a period of 10 years. The Company assessed various scenarios provided by the appraiser to determine a fair value. As a result of the carrying amount exceeding the recoverable amount of $44.3 million for the MDC, an impairment loss of $44.4 million (2013: $1.7 million) was included in “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.
The Company will continue to assess the recoverable amount of the CGUs at the end of each reporting period and adjust the carrying amount accordingly. To determine the recoverable amount of the CGUs, the Company will consider factors such as expected future cash flows, growth rates, capitalization rates and an appropriate discount rate to calculate the fair value or value in use as required.
The impairment loss of $135.8 million (2013: $27.7 million) was included in “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. Included in the impairment loss of $27.7 million during Fiscal 2013, was an impairment loss reversal relating to land of $2.2 million. The impairment loss reversal was a result of the proceeds received from the agreement to sell the Company’s 50% joint arrangement interest in the Promenade de Drummondville property (“Drummondville”). See Note 11 for additional information.
The total impairment loss related to property, plant and equipment, goodwill and intangible assets and assets classified as held for sale included in Fiscal 2014 was $162.0 million (2013: $33.8 million). See Note 10 and Note 29 for additional information.
Investment properties
Investment properties owned by the Company represent vacant land with no operating activity. Investment property within the Company’s Broad Street Logistics Centre located in Regina (“Broad Street’’) has been classified as held for sale in the Consolidated Statements of Financial Position (see Note 29). During Fiscal 2014, there were no investment property additions, disposals, impairment losses or reversals. As at January 31, 2015, the carrying value and fair value of investment properties were $21.7 million ($2.4 million included in “Assets held for sale”) and $27.7 million, respectively (February 1, 2014: $21.7 million and $25.8 million). The fair value of the investment properties are classified within Level 3 of the fair value hierarchy (described further in Note 14.6). The Company engaged independent qualified third party appraisers to conduct appraisals and the fair value is determined using direct sales comparisons.

10. Goodwill and intangible assets
10.1 Allocation of goodwill to cash generating units
Goodwill has been allocated for impairment testing purposes to the following CGUs:

•	Corbeil

•	HIPS
The following is a continuity of goodwill, as allocated by CGU:

(in CAD millions)	2014	2013
Corbeil
Balance, beginning of fiscal year	$2.6	$2.6
Impairment losses	(2.6)	—
Balance, end of fiscal year	$—	$2.6
HIPS
Balance, beginning of fiscal year	$—	$6.1
Impairment losses	—	(6.1)
Balance, end of fiscal year	$—	$—
Total goodwill	$—	$2.6
In the assessment of impairment, management used historical data and past experience as the key assumptions in the determination of the recoverable amount. The Company made certain assumptions for the discount and terminal growth rates to reflect variations in expected future cash flows.

•	Corbeil
The recoverable amount of the Corbeil CGU was determined based on its estimated fair value less costs to sell. The fair value was determined based on the present value of the estimated free cash flows over a 10 year period. Cost to sell was estimated to be 2% of the fair value of the CGU, which reflected management’s best estimate of the potential costs associated with divesting of the business. A pre-tax discount rate of 10.2% per annum was used, based on management’s best estimate of the Company’s weighted average cost of capital adjusted for the risks facing the Corbeil CGU. Annual growth rates of 5% for the first 2 years and 2% for the subsequent 8 years were used for Corbeil given the CGU’s historical growth experience and anticipated growth. The recoverable amount was determined to be less than the carrying value including the goodwill of $2.6 million related to the Corbeil CGU, resulting in a goodwill impairment of $2.6 million in Fiscal 2014 (2013: nil). Impairment losses were included in ‘‘Selling, administrative and other expenses’’ in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. This impairment loss was attributable to revenue declines experienced in the Corbeil business, which were considered in the annual growth rate assumptions.

•	HIPS
The recoverable amount of this CGU was determined based on its estimated fair value less costs to sell. The fair value was determined based on the present value of the estimated free cash flows over a 10 year period. Cost to sell was estimated to be 2% of the fair value of the CGU, which reflected management’s best estimate of the potential costs associated with divesting of the business. On December 13, 2013, SHS announced it was in receivership and all offers of services provided by SHS ceased resulting in uncertainty of future cash flows. The recoverable amount was determined to be less than the carrying value including the goodwill of $6.1 million allocated to the HIPS CGU, resulting in a goodwill impairment of $6.1 million in Fiscal 2013. This impairment loss was included in ‘‘Selling, administrative and other expenses’’ in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income and was attributable to experienced and potential revenue declines in the HIPS business (see Note 14).

10.2 Intangible assets
The following is a continuity of intangible assets:

(in CAD millions)	Application Software	Information System Software	Total
Cost or deemed cost
Balance at February 2, 2013	$34.9	$131.4	$166.3
Additions	9.7	2.6	12.3
Disposals	(0.4)	—	(0.4)
Balance at February 1, 2014	$44.2	$134.0	$178.2
Additions	21.8	2.2	24.0
Balance at January 31, 2015	$66.0	$136.2	$202.2
Accumulated amortization
Balance at February 2, 2013	$19.0	$120.1	$139.1
Amortization expense [1]	6.1	5.0	11.1
Disposals	(0.2)	—	(0.2)
Balance at February 1, 2014	$24.9	$125.1	$150.0
Amortization expense [1]	2.4	10.0	12.4
Impairment losses [1]	23.6	—	23.6
Balance at January 31, 2015	$50.9	$135.1	$186.0

Total intangible assets

Net balance at January 31, 2015	$15.1	$1.1	$16.2
Net balance at February 1, 2014	$19.3	$8.9	$28.2

[1]	Amortization expense and impairment losses are included in “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.
Impairment loss
During Fiscal 2014, the Company recognized an impairment loss of $23.6 million (2013: nil) on intangible assets allocated to a number of Sears full-line and Home stores. The impairment loss was due to indicators (in particular a decrease in revenue or decrease in cash flows) that the recoverable amount was less than the carrying value. The loss was included in “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.

11. Joint arrangements
The Company’s real estate joint arrangements in 2014 included its share of assets, liabilities, revenues, and expenses from its joint arrangement interests in three shopping centres across Canada, all of which contained a Sears store. Joint arrangement interests ranged from 15% to 20% and were co-owned with Ivanhoé Cambridge II Inc. (“Ivanhoé”) to develop and operate commercial properties (shopping malls).
During the third quarter of 2014, the Company sold its 15% joint arrangement interest in Les Galeries de Hull shopping centre (“Hull”) that it co-owned with Ivanhoé, to Fonds de placement immobilier Cominar for total proceeds of $10.5 million, recognizing a pre-tax gain of $3.4 million on the sale. The sale closed on September 30, 2014. In connection with this transaction, the Company determined that because the Company had surrendered substantially all of its rights and obligations and had transferred substantially all of the risks and rewards of ownership related to the property, immediate gain recognition was appropriate. Cominar had previously entered into an agreement to acquire Ivanhoé’s 85% joint arrangement interest in Hull as announced on August 26, 2014. Following the sale, the Company continues to operate its store in the shopping centre on terms and conditions unchanged from those before the sale.

During the third quarter of 2014, the Company sold its 20% joint arrangement interest in Kildonan Place Shopping Centre (“Kildonan”) that it co-owned with Ivanhoé, to H&R Real Estate Investment Trust for total proceeds of $27.7 million, recognizing a pre-tax gain of $11.2 million on the sale. The sale closed on September 17, 2014, pursuant to an agreement entered into on August 6, 2014. In connection with this transaction, the Company determined that because it had surrendered substantially all of its rights and obligations and had transferred substantially all of the risks and rewards of ownership related to the property, immediate gain recognition was appropriate. Following the sale, the Company continues to operate its store in the shopping centre on terms and conditions unchanged from those before the sale.
During the second quarter of 2014, the Company sold its 15% joint arrangement interest in Les Rivières Shopping Centre that it co-owned with Ivanhoé for total proceeds of $33.5 million, to Ivanhoé, recognizing a pre-tax gain of $20.5 million on the sale. The sale closed on June 2, 2014, pursuant to an agreement entered into on May 16, 2014. In connection with this transaction, the Company determined that because it had surrendered substantially all of its rights and obligations and had transferred substantially all of the risks and rewards of ownership related to the property, immediate gain recognition was appropriate.
During the fourth quarter of 2013, the Company sold its interest in the properties co-owned with the Westcliff Group for total proceeds of $315.4 million, recognizing a pre-tax gain of $66.3 million on the sale. In connection with this transaction, the Company determined that because it had surrendered substantially all of its rights and obligations and had transferred substantially all of the risks and rewards of ownership related to the eight properties, immediate gain recognition was appropriate. Following the sale, the Company continues to operate its stores in the shopping centres on terms and conditions unchanged from those before the sale.
Impairment loss
The Company engaged independent qualified third-party appraisers to conduct appraisals of its land and building properties. The valuation methods used to determine fair value included the direct capitalization and discounted cash flow methods for buildings and the direct sales comparison for land.
During Fiscal 2013, the Company recorded an impairment loss reversal of $2.2 million on Drummondville due to the proceeds received from the sale discussed above (one of the properties co-owned with the Westcliff Group). The $2.2 million impairment loss on Drummondville was originally recorded in the 53-week period ended February 2, 2013. The impairment loss reversal of $2.2 million was included in ‘‘Selling, administrative and other expenses’’ in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.

12. Other long-term assets
The components of other long-term assets were as follows:

(in CAD millions)	As at January 31, 2015	As at February 1, 2014
Income taxes recoverable (Note 22)	$6.4	$32.5
Prepaid rent	5.5	6.1
Receivables	3.1	5.8
Investments	1.3	1.5
Unamortized debt transaction costs	4.2	4.4
Tenant allowance in joint arrangements	—	0.9
Other long-term assets	$20.5	$51.2

13. Deferred revenue
The components of deferred revenue were as follows:

(in CAD millions)	As at January 31, 2015	As at February 1, 2014
Arising from extended warranty service contracts (i)	$134.8	$148.3
Arising from unshipped sales (ii)	57.2	62.8
Arising from customer loyalty program (iii)	36.8	38.2
Arising from gift card issuances (iv)	15.0	20.6
Other (v)	4.2	5.1
Total deferred revenue	$248.0	$275.0

Current	$171.2	$187.7
Non-current	76.8	87.3
Total deferred revenue	$248.0	$275.0
The following explanations describe the Company’s deferred revenue:

(i)	Deferred revenue arising from the sale of extended warranty service contracts, which provide coverage for product repair services over the term of the contracts.

(ii)	Deferred revenue arising from the sale of merchandise which has not yet been delivered to or picked up by the customer. The revenue is recognized once the merchandise is delivered to the customer.

(iii)	Deferred revenue arising from the Sears Club loyalty program.

(iv)	Deferred revenue arising from the purchase of gift cards by customers that have not yet been redeemed for merchandise. The revenue is recognized primarily upon redemption of the gift card.

(v)
Other includes deferred revenue for goods that have not yet been fully delivered or services not yet rendered. The revenue is recognized when the goods have been delivered or by reference to the stage of completion of the service.

14. Financial instruments
In the ordinary course of business, the Company enters into financial agreements with banks and other financial institutions to reduce underlying risks associated with interest rates and foreign currency. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.
Financial instrument risk management
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange and interest rate risk.
14.1 Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, accounts receivable and other long-term assets.
Cash and cash equivalents, accounts receivable, derivative instruments and investments included in other long-term assets totaling $340.5 million as at January 31, 2015 (February 1, 2014: $605.8 million) expose the Company to credit risk should the borrower default on maturity of the investment. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.
The Company is exposed to minimal credit risk from third parties as a result of ongoing credit evaluations and review of accounts receivable collectability. An allowance account included in “Accounts receivable, net” in the Consolidated Statements of Financial Position totaled $5.9 million as at January 31, 2015 (February 1, 2014: $4.2 million). As at January 31, 2015, one party represented 11.0% of the Company’s net accounts receivable (February 1, 2014: one party represented 11.3% of the Company’s net accounts receivable).

14.2 Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.
The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at January 31, 2015:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$359.4	$359.4	$359.4	$—	$—	$—
Finance lease obligations including payments due within one year [1]	28.1	36.0	5.8	10.6	9.9	9.7
Operating lease obligations [2]	n/a	428.8	93.8	145.5	94.6	94.9
Royalties [2]	n/a	3.4	0.8	2.6	—	—
Purchase agreements [2,4]	n/a	9.7	6.4	3.3	—	—
Retirement benefit plans obligations [3]	407.4	85.9	20.2	40.5	24.9	0.3
	$794.9	$923.2	$486.4	$202.5	$129.4	$104.9

[1]	Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.6%.
[2]	Purchase agreements, operating lease obligations, and royalties are not reported in the Consolidated Statements of Financial Position.
[3]
Payments are based on a funding valuation as at December 31, 2013 which was completed on June 30, 2014. Any obligation beyond 2019 would be based on a funding valuation to be completed as at December 31, 2016.

[4]	Certain vendors require minimum purchase commitment levels over the term of the contract.
Management believes that cash on hand, future cash flow generated from operating activities and availability of current and future funding will be adequate to support these financial liabilities. As of January 31, 2015, the Company does not have any significant capital expenditure commitments.

Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.
14.3 Foreign exchange risk
The Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at January 31, 2015, there were forward contracts outstanding with a notional value of U.S. $40.0 million (February 1, 2014: U.S. $90.0 million) and a fair value of $7.2 million included in “Derivative financial assets” (February 1, 2014: $7.2 million) in the Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to April 2015. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under IAS 39. These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods purchased for resale (“hedged item”). As at January 31, 2015, the designated portion of these hedges was considered effective.
While the notional principal of these outstanding financial instruments is not recorded in the Consolidated Statements of Financial Position, the fair value of the contracts is included in “Derivative financial assets” or “Derivative financial liabilities”, depending on the fair value, and classified as current or long-term, depending on the maturities of the outstanding contracts. Changes in the fair value of the designated portion of contracts are included in OCI for cash flow hedges, to the extent the designated portion of the hedges continues to be effective, with any ineffective portion included in “Cost of goods and services sold” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. Amounts previously included in OCI are reclassified to “Cost of goods and services sold” in the same period in which the hedged item impacts net (loss) earnings.
During Fiscal 2014, the Company recorded a loss of $5.0 million (2013: loss of $7.6 million), in “Selling, administrative and other expenses”, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and cash equivalents, accounts receivable and accounts payable.
The year end exchange rate was 0.7867 U.S. dollar to Canadian dollar. A 10% appreciation or depreciation of the U.S. dollar and/or the Canadian dollar exchange rate was determined to have an after-tax impact on net (loss) earnings of $0.3 million for U.S. dollar denominated balances included in cash and cash equivalents, accounts receivable and accounts payable.

14.4 Interest rate risk
From time to time, the Company enters into interest rate swap contracts with approved financial institutions to manage exposure to interest rate risks. As at January 31, 2015, the Company had no interest rate swap contracts in place (February 1, 2014: nil).
Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.
Cash and cash equivalents and borrowings under the Amended Credit Facility, when applicable, are subject to interest rate risk. The total subject to interest rate risk as at January 31, 2015 was a net asset of $260.3 million (February 1, 2014: net asset of $515.1 million). An increase or decrease in interest rates of 25 basis points would cause an after-tax impact on net (loss) earnings of $0.5 million for net assets subject to interest rate risk included in cash and cash equivalents and other long-term assets at the end of Fiscal 2014.
14.5 Fuel price risk
The Company entered into fuel derivative contracts to manage the exposure to diesel and natural gas fuel prices and help mitigate volatility in cash flow for the transportation service business and utilities expense. As at January 31, 2015, the fixed to floating rate swap contracts outstanding had a notional volume of 4.7 million litres (February 1, 2014: nil) of diesel and 0.3 million gigajoules (“GJ”) (February 1, 2014: nil) of natural gas and a carrying value of less than $0.1 million (February 1, 2014: nil) combined. These derivative contracts have settlement dates extending to December 31, 2015 with monthly settlement of maturing contracts.
14.6 Classification and fair value of financial instruments
The estimated fair values of financial instruments presented are based on relevant market prices and information available at those dates. The following table summarizes the classification and fair value of certain financial instruments as at the specified dates. The Company determines the classification of a financial instrument when it is initially recorded, based on the underlying purpose of the instrument. As a significant number of the Company’s assets and liabilities, including inventories and capital assets, do not meet the definition of financial instruments, values in the tables below do not reflect the fair value of the Company as a whole.
The fair value of financial instruments are classified and measured according to the following three levels, based on the fair value hierarchy.

•	Level 1: Quoted prices in active markets for identical assets or liabilities

•	Level 2: Inputs other than quoted prices in active markets that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: Inputs for the asset or liability that are not based on observable market data

(in CAD millions)
Classification	Balance Sheet Category	Fair Value Hierarchy[2]	As at January 31, 2015	As at February 1, 2014
Available for sale
Cash equivalents	Cash and cash equivalents[1]	Level 1	—	310.3
Fair value through profit or loss
Long-term investments	Other long-term assets	Level 1	—	0.2
U.S. $ derivative contracts	Derivative financial assets	Level 2	7.2	7.2
Long-term investments	Other long-term assets	Level 3	1.3	1.3

[1]	Interest income related to cash and cash equivalents is disclosed in Note 5.
[2]	Classification of fair values relates to 2014
All other assets that are financial instruments not listed in the chart above have been classified as “Loans and receivables”. All other financial instrument liabilities have been classified as “Other liabilities” and are measured at amortized cost in the Consolidated Statements of Financial Position. The carrying value of these financial instruments approximate fair value given that they are short-term in nature.
Effective March 3, 2013, the Company finalized an exclusive, multi-year licensing arrangement with SHS, which resulted in SHS overseeing the day-to-day operations of HIPS. The Company provided SHS an interest-bearing loan which allowed SHS to pay the final purchase price of $5.3 million over 6 years. SHS repaid this loan on September 30, 2013, and shortly afterwards, issued the Company an interest-bearing promissory note for $2.0 million, secured by certain assets of SHS, repayable by July 16, 2015. The promissory note asset is included in “Accounts receivable, net” in the Consolidated Statements of Financial Position as at January 31, 2015.

On December 13, 2013, SHS announced that it was in receivership. All offers of services provided by SHS ceased, and the Company is working with the Receiver, PricewaterhouseCoopers Inc., on options for completing pending orders. As a result of the announcement, the Company recorded a warranty provision of $2.0 million in the fourth quarter of Fiscal 2013 related to potential future claims for work that had been performed by SHS, as well as assuming the warranty obligations with respect to work previously performed by the Company which had been assumed by SHS.
As a result of an announcement made by the Company on March 21, 2014 regarding certain obligations of SHS, the Company recorded an additional charge of $6.7 million to the warranty provision, and a $3.0 million charge against the receivable (including outstanding commissions receivable and promissory note) during Fiscal 2014. These charges are included in “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. $2.0 million of the charge related to the promissory note, and was recorded to an allowance account included in “Accounts receivable, net” in the Consolidated Statements of Financial Position as at January 31, 2015.

15. Accounts payable and accrued liabilities
The components of “Accounts payable and accrued liabilities” as included in the Consolidated Statements of Financial Position were as follows:

(in CAD millions)	As at January 31, 2015	As at February 1, 2014
Total accounts payable	$205.7	$270.7

Accrued liabilities
Payroll and employee benefits	26.6	28.6
Merchandise accruals	48.5	59.9
Short-term leasehold inducements	8.6	8.9
Advertising accruals	7.4	13.8
Other accrued liabilities	62.6	56.8
Total accrued liabilities	$153.7	$168.0

Total accounts payable and accrued liabilities	$359.4	$438.7

16. Provisions
The following is a continuity which shows the change in provisions during Fiscal 2014 and Fiscal 2013:

(in CAD millions)	As at February 1, 2014	Additional Provisions	Release of Provisions	Reversed Provisions	As at January 31, 2015
Insurance (i)	$16.8	$1.0	$(4.1)	$—	$13.7
Returns and allowances (ii)	11.1	7.3	(6.4)	—	12.0
Warranties (iii)	8.7	10.8	(10.4)	(0.9)	8.2
Sales tax (iv)	6.2	2.5	(2.4)	(0.3)	6.0
Severance (v)	50.5	17.0	(50.4)	(5.2)	11.9
Environmental (vi)	6.9	1.5	(2.0)	(0.3)	6.1
Other provisions	9.6	0.8	(4.9)	—	5.5
Total provisions	$109.8	$40.9	$(80.6)	$(6.7)	$63.4

Current	$109.4	$36.5	$(80.6)	$(6.7)	$58.6
Non-current (iii)	0.4	4.4	—	—	4.8
Total provisions	$109.8	$40.9	$(80.6)	$(6.7)	$63.4

(in CAD millions)	As at February 2, 2013	Additional Provisions	Release of Provisions	Reversed Provisions	As at February 1, 2014
Insurance (i)	$18.3	$4.5	$(6.0)	$—	$16.8
Returns and allowances (ii)	13.0	7.8	(9.7)	—	11.1
Warranties (iii)	11.0	2.0	(0.2)	(4.1)	8.7
Sales tax (iv)	2.4	5.4	(1.0)	(0.6)	6.2
Severance (v)	14.7	57.1	(20.0)	(1.3)	50.5
Environmental (vi)	4.8	4.7	(2.1)	(0.5)	6.9
Other provisions	2.5	9.3	(2.1)	(0.1)	9.6
Total provisions	$66.7	$90.8	$(41.1)	$(6.6)	$109.8

Current	$66.3	$90.8	$(41.1)	$(6.6)	$109.4
Non-current (iii)	0.4	—	—	—	0.4
Total provisions	$66.7	$90.8	$(41.1)	$(6.6)	$109.8
The following explanations describe the Company’s provisions:

(i)
The provision for insurance, or general liability claims, represents the Company’s best estimate of the future outflow of economic resources due to automobile, product and other general liability claims. Insurance claims relating to this provision are expected to be paid over the next several years; however, as the Company has no unconditional right to defer the settlement past at least 12 months, this provision is considered to be current. In estimating the obligation associated with incurred losses, the Company utilizes actuarial methodologies validated by an independent third party. These actuarial methodologies utilize historical data to project future incurred losses. Loss estimates are adjusted based on reported claims and actual settlements.

(ii)
The provision for returns and allowances represents the Company’s best estimate of the future outflow of economic resources due to merchandise returns and allowances. Returns and allowances relating to this provision are expected to be realized over the next 12 months. Uncertainty exists relating to the amount and timing of returns and allowances, therefore, historical data has been used to arrive at this estimate.

(iii)
The provision for warranty claims represents the Company’s best estimate of the future outflow of economic resources that will be required due to the Company’s warranty obligations. Uncertainty exists relating to the number of incidents requiring merchandise repair and the related costs. This provision is estimated based on historical warranty trends and costs. The amount of expected reimbursements from vendors recorded as at January 31, 2015 was $0.2 million (February 1, 2014: $0.6 million) and is reflected in “Accounts receivable, net” and “Other long-term assets” in the Consolidated Statements of Financial Position. The provision for warranty claims is primarily expected to be realized within 72 months, with the balance reflected in “Provisions” and "Other long-term liabilities" in the Consolidated Statements of Financial Position.

(iv)
The Company maintains provisions for sales tax assessments under active discussion, audit, dispute or appeal with tax authorities. These provisions represent the Company’s best estimate of the amount expected to be paid based on qualitative and quantitative assessments. Though uncertainty exists around the timing of settlement of the disputes or appeals with tax authorities, the Company expects that sales tax provisions will be settled within 4 years. However, as the Company has no unconditional right to defer the settlement of these provisions past at least 12 months, these provisions are classified as current.

(v)
The provision for severance represents the Company’s best estimate of the future outflow of payments to terminated employees . Uncertainty exists in certain cases relating to the amount of severance that will be awarded in court proceedings. As the Company has no unconditional right to defer these payments past at least 12 months, this provision is classified as current.

(vi)
The environmental provision primarily represents the costs to remediate environmental contamination associated with decommissioning auto centres to meet regulatory requirements. The provision is based on assessments conducted by third parties as well as historical data. Given the timing of payments to remediate is uncertain and that the Company has no unconditional right to defer these payments past at least 12 months, this provision is classified as current.

17. Long-term obligations and finance costs
Long-term obligations
Total outstanding long-term obligations were as follows:

(in CAD millions)	As at January 31, 2015	As at February 1, 2014
Real estate joint arrangement obligations - Current	$—	$2.9
Finance lease obligations - Current	4.0	5.0
Total current portion of long-term obligations	$4.0	$7.9
Real estate joint arrangement obligations - Non-current	—	—
Finance lease obligations - Non-current	24.1	28.0
Total non-current long-term obligations	$24.1	$28.0
The Company’s debt consisted of finance lease obligations and the Company’s share of its real estate joint arrangement obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the “Credit Facility”) with a syndicate of lenders with a maturity date of September 10, 2015.
On May 28, 2014, the Company announced that it had extended the term of the Credit Facility (the “Amended Credit Facility”) to May 28, 2019 and reduced the total credit limit to $300.0 million. The Amended Credit Facility is secured with a first lien on inventory and credit card receivables. The Company incurred additional transaction costs of $1.0 million in Fiscal 2014 related to the Amended Credit Facility.
Availability under the Amended Credit Facility is determined pursuant to a borrowing base formula, up to a maximum availability of $300.0 million. Availability under the Credit Facility was $260.7 million as at January 31, 2015 (February 1, 2014: $374.0 million). In 2013, as a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company provided additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply. As at January 31, 2015, three properties in Ontario have been registered under the Amended Credit Facility. The additional reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up, and based on the amount of real estate assets pledged as additional collateral. The estimated reserves, if applied as at January 31, 2015, would reduce the Company’s borrowing availability by $26.0 million.
The Amended Credit Facility contains covenants which are customary for facilities of this nature and the Company was in compliance with all covenants as at January 31, 2015.
As at January 31, 2015, the Company had no borrowings on the Amended Credit Facility and had unamortized transaction costs associated with the Amended Credit Facility of $4.2 million included in “Other long-term assets” in the Consolidated Statements of Financial Position (February 1, 2014: no borrowings and net of unamortized transaction costs of $4.4 million included in “Other long-term assets”). In addition, the Company had $39.3 million (February 1, 2014: $24.0 million) of standby letters of credit outstanding against the Amended Credit Facility. These letters of credit cover various payment obligations. Interest on drawings under the Amended Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Amended Credit Facility are due monthly and are added to principal amounts outstanding.

As at January 31, 2015, the Company had outstanding merchandise letters of credit of U.S. $6.9 million (February 1, 2014: U.S. $9.0 million) used to support the Company’s offshore merchandise purchasing program with restricted cash pledged as collateral.
The Company has entered into a mortgage on land that it owns in Burnaby, British Columbia. In accordance with the Burnaby development project with Concord, the land has been allocated as security for future borrowings (see Note 35).
Finance costs
Interest expense on long-term obligations, including the Company’s share of interest on long-term obligations of its real estate joint arrangements, finance lease obligations, amortization of transaction costs and commitment fees on the unused portion of the Amended Credit Facility for Fiscal 2014 totaled $7.3 million (2013: $11.0 million). Interest expense is included in “Finance costs” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. Also included in “Finance costs” for Fiscal 2014, was a recovery of $6.5 million (2013: recovery of $0.2 million) for interest on accruals for uncertain tax positions and an expense $0.2 million (2013: nil), for interest on the settlement of a sales tax assessment.
The Company’s cash payments for interest on long-term obligations, including the Company’s share of interest on long-term obligations of its real estate joint arrangements, finance lease obligations and commitment fees on the unused portion of the Credit Facility for Fiscal 2014 totaled $5.5 million (2013: $8.7 million).

18. Other long-term liabilities
The components of other long-term liabilities were as follows:

(in CAD millions)	As at January 31, 2015	As at February 1, 2014
Leasehold inducements	$50.9	$57.0
Straight-line rent liability	5.0	3.6
Miscellaneous	7.9	2.6
Total other long-term liabilities	$63.8	$63.2
The non-current portion of the warranties provision (see Note 16) is reflected in the miscellaneous component of “Other long-term liabilities” in the Consolidated Statements of Financial Position.

19. Leasing arrangements
19.1 Finance lease arrangements – Company as lessee
As at January 31, 2015, the Company had finance lease arrangements related to the building and equipment components of certain leased properties, which include retail, office and warehouse locations. The related land components of these properties have been separately classified as operating leases. The buildings and equipment held under finance leases are used in the normal course of operations and do not contain significant unusual or contingent lease terms or restrictions. Building leases typically run for a period of 1 to 10 years, with some leases providing multiple options to renew after that date. Equipment leases typically run for a period of 1 to 5 years, with some leases providing an option to renew after that date.
Finance lease buildings and equipment are included in the Consolidated Statements of Financial Position under “Property, plant and equipment.” Note 9 provides further details on the net carrying value of these assets, which as at January 31, 2015 was $7.9 million (February 1, 2014: $29.5 million).
As at January 31, 2015, the corresponding finance lease obligations, current and non-current, were $4.0 million (February 1, 2014: $5.0 million) and $24.1 million (February 1, 2014: $28.0 million), included in the Consolidated Statements of Financial Position under “Current portion of long-term obligations” and “Long-term obligations,” respectively (see Note 17).

The table below presents the future minimum lease payments of the Company’s finance lease obligations:

	As at January 31, 2015			As at February 1, 2014
(in CAD millions)	Finance lease payments	Future finance costs	Present value of minimum lease payments	Finance lease payments	Future finance costs	Present value of minimum lease payments
Within 1 year	$5.8	$1.9	$3.9	$7.2	$2.2	$5.0
2 years	5.6	1.7	3.9	5.8	1.9	3.9
3 years	5.0	1.4	3.6	5.5	1.7	3.8
4 years	5.0	1.1	3.9	5.0	1.4	3.6
5 years	4.9	0.8	4.1	5.0	1.1	3.9
Thereafter	9.7	1.0	8.7	14.5	1.8	12.7
Total minimum payments	$36.0	$7.9	$28.1	$43.0	$10.1	$32.9
Interest on finance lease obligations is recognized immediately in “Finance costs” in the Consolidated Statements of Net (Loss)Earnings and Comprehensive (Loss) Income (see Note 17). Included in total “Finance costs” in Fiscal 2014, was $2.2 million (2013: $2.5 million) of interest paid related to finance lease obligations.
19.2 Operating lease arrangements – Company as lessor
The Company has a number of agreements to sub-lease premises to third parties, which are all classified as operating leases. During Fiscal 2014, total sub-lease income from leased premises was $2.7 million (2013: $3.0 million).
As at January 31, 2015, total future minimum lease payments receivable from third party tenants were $14.7 million (2013: $10.0 million).
19.3 Operating lease arrangements – Company as lessee
As at January 31, 2015, the Company had operating lease arrangements related to leased retail and office properties as well as equipment assets. The leases typically run for a period of 1 to 10 years, with some leases providing an option to renew after that date. Some leases include additional or contingent rent payments that are based on sales and step rent payments which are recognized on a straight-line basis over the term of the lease. During Fiscal 2014, contingent rent recognized as an expense in respect of operating leases totaled $1.0 million (2013: $1.1 million). Rental expense for all operating leases totaled $109.7 million in Fiscal 2014 (2013: $115.6 million). These expenses are included in “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.
The table below presents the contractual maturities of future minimum lease payments for the Company’s operating leases:

(in CAD millions)	As at January 31, 2015	As at February 1, 2014
Within 1 year	$93.8	$94.8
2 years	77.6	82.5
3 years	67.9	68.9
4 years	54.4	61.1
5 years	40.2	48.8
Thereafter	94.9	125.6
Total operating lease obligations [1]	$428.8	$481.7

[1]	Operating lease obligations are not reported in the Consolidated Statements of Financial Position

20. Retirement benefit plans
The Company currently maintains a defined benefit registered pension plan and a defined contribution registered pension plan which covers eligible, regular full-time employees as well as some of its part-time employees. The defined benefit plan provides pensions based on length of service and final average earnings. In addition to a registered retirement savings plan, the pension plan includes a non-registered supplemental savings arrangement in respect to the defined benefit plan. The non-registered portion of the plan is maintained to enable certain employees to continue saving for retirement in addition to the registered limit as prescribed by the Canada Revenue Agency. The Company also maintains a defined benefit non-pension retirement plan which provides life insurance, medical and dental benefits to eligible retired employees through a health and welfare trust (“Other Benefits Plan”). Also provided for under the health and welfare trust are short-term disability payments for active employees. The Company’s accounting policies related to retirement benefit plans are described in Note 2.15.
In July 2008, the Company amended its pension plan and introduced a defined contribution component. The defined benefit component continues to accrue benefits related to future compensation increases although no further service credit is earned. In addition, the Company no longer provides medical, dental and life insurance benefits at retirement for employees who had not achieved the eligibility criteria for these non-pension retirement benefits as at December 31, 2008.
In December 2009, the Company made the decision to change funding for non-pension retirement benefits from an actuarial basis to a pay-as-you-go basis to allow the surplus in the health and welfare trust to be utilized to make benefit payments. In addition, to further utilize the surplus, short-term disability payments of eligible employees are paid on a pay-as-you-go basis from the health and welfare trust. Beginning in February 2015, the Company will now be funding the Other Benefits Plan payments as well as short-term disability payments of active employees since the surplus in the health and welfare trust has been depleted.
In December 2013, the Company amended the early retirement provision of its defined benefit plan to eliminate a benefit for employees who voluntarily resign prior to age of retirement, with effect January 1, 2015. In addition, the Company amended the defined benefit plan for improvements that increase portability of employee benefits, with effect March 1, 2014, and implemented fixed indexing at 0.5% per annum for eligible retirees, with effect January 1, 2014. In December 2013, the Company froze the benefits offered under the Other Benefits Plan to benefits levels as at January 1, 2015. In the fourth quarter of 2013, the Company recorded a pre-tax gain on amendments to retirement benefits of $42.5 million ($42.8 million net of $0.3 million of expenses) as shown in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.
During Fiscal 2014, the Company’s defined benefit plan offered lump sum settlements to those terminated employees who previously elected to defer the payment of the defined benefit pension until retirement. The accepted offers of $23.6 million were settled by the end of October 2014. In addition, the Company made a voluntary offer to settle medical and dental benefits of eligible members covered under the Other Benefits Plan. The Company incurred expenses of $0.8 million related to these offers, during 2014 and these expenses were included in “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. In 2014, the Company paid $13.8 million to settle acceptances from the Other Benefits Plan offer and recorded a pre-tax gain on settlement of retirement benefits of $10.6 million ($11.4 million settlement gain less fees of $0.8 million) as shown in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income, related to these offers. Included in the “Total pre-tax remeasurement (losses) gains” of $131.9 million in Note 20.7, is a $2.7 million pre-tax remeasurement gain related to these offers.
In February 2015 the Company will make another voluntary offer to settle medical and dental benefits of eligible members covered under the Other Benefits Plan. The Company expects to settle any acceptances under this voluntary offer in Q1 2015.
Risks associated with retirement benefit plans
There is no assurance that the Company’s retirement benefit plans will be able to earn the assumed rate of return. New regulations and market driven changes may result in changes in the discount rates and other variables which would result in the Company being required to make contributions in the future that differ significantly from the estimates. Management is required to use assumptions to account for the plans in conformity with IFRS. However, actual future experience will differ from these assumptions giving rise to actuarial gains or losses. In any year, actual experience differing from the assumptions may be material.
Plan assets consist primarily of cash, alternative investments and marketable equity and fixed income securities. The value of the marketable equity and fixed income investments will fluctuate due to changes in market prices. Plan obligations and annual pension expense are determined by independent actuaries and through the use of a number of assumptions. Although the Company believes that the assumptions used in the actuarial valuation process are reasonable, there remains a degree of risk and uncertainty which may cause results to differ from expectations. Significant assumptions in measuring the benefit obligations and pension plan costs include the discount rate and the rate of compensation increase.
Plan amendments, curtailments and settlements
In Fiscal 2012, the Company amended the non-registered supplemental savings arrangement in respect to the defined benefit plan to allow the use of letters of credit to satisfy the funding requirement of its deficit. At January 31, 2015 a letter of credit with a notional value of $1.3 million was on deposit with the Trustee for the non-registered portion of the defined benefit plan (February 1, 2014: notional value of $4.2 million).

In January 2013, the Company announced the termination of 700 employees. This event did not require the recording of a curtailment as its impact on the pension plan was not significant.
During Fiscal 2013, the Company announced a series of restructurings that resulted in the termination of approximately 1,600 employees who were members of the defined benefit plan. This resulted in a curtailment charge of $4.8 million to the pension plan, which was included in “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.
Maturity profile of retirement benefit plan obligations
The weighted average durations of the Registered Retirement Plans, Non-registered Pension Plan and Other Benefit Plan are all approximately 11.5 years (2013: approximately 10.6 years).
The Company’s contractual cash flow maturity relating to retirement benefit plan obligation payments is included under “Liquidity risk” in Note 14.
20.1 Retirement benefit asset and liability
The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2013, which was completed on June 30, 2014. An actuarial valuation of the health and welfare trust is performed at least every three years, with the last valuation completed as of January 31, 2014.

	2014				2013
(in CAD millions)	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total
Defined benefit plan assets
Fair value, beginning balance	$1,313.0	$50.2	$22.0	$1,385.2	$1,219.1	$49.5	$44.5	$1,313.1
Interest income	53.4	2.0	0.5	55.9	49.9	2.0	1.4	53.3
Remeasurement gain (loss) on return on plan assets	65.8	1.6	(0.1)	67.3	115.9	1.0	(0.7)	116.2
Employer contributions	1.7	1.0	14.2	16.9	42.8	1.4	0.6	44.8
Administrative expenses	(0.6)	—	—	(0.6)	(0.7)	(0.1)	—	(0.8)
Benefits paid[1]	(215.5)	(4.0)	(34.7)	(254.2)	(114.0)	(3.6)	(23.8)	(141.4)
Fair value of plan assets, ending balance	$1,217.8	$50.8	$1.9	$1,270.5	$1,313.0	$50.2	$22.0	$1,385.2
Defined benefit plan obligations
Accrued obligations, beginning balance	$1,380.2	$50.3	$240.7	$1,671.2	$1,384.1	$50.4	$294.3	$1,728.8
Total current service cost	—	—	—	—	0.9	—	—	0.9
Interest cost	56.3	2.0	8.9	67.2	56.2	2.0	12.0	70.2
Benefits paid	(215.5)	(4.0)	(28.7)	(248.2)	(114.0)	(3.6)	(15.6)	(133.2)
Curtailment loss	—	—	—	—	4.2	—	—	4.2
Plan amendment (gain) loss	—	—	(11.4)	(11.4)	1.0	—	(43.8)	(42.8)
Special termination benefits loss	—	—	—	—	0.6	—	—	0.6
Actuarial losses (gain)	170.7	6.8	21.6	199.1	47.2	1.5	(6.2)	42.5
Accrued plan obligations, ending balance	$1,391.7	$55.1	$231.1	$1,677.9	$1,380.2	$50.3	$240.7	$1,671.2
Funded status of plan – (deficit)	(173.9)	(4.3)	(229.2)	(407.4)	(67.2)	(0.1)	(218.7)	(286.0)
Retirement benefit liability at end of fiscal year, net	$(173.9)	$(4.3)	$(229.2)	$(407.4)	$(67.2)	$(0.1)	$(218.7)	$(286.0)
The retirement benefit liability is included in the Company’s Consolidated Statements of Financial Position as follows:
Retirement benefit liability	$(173.9)	$(4.3)	$(229.2)	$(407.4)	$(67.2)	$(0.1)	$(218.7)	$(286.0)

[1]	Benefits paid from the funded assets include retiree benefits and short-term disability of active employees. Other benefits consist of retiree health and dental claims.

20.2 Fair value of plan assets
The fair value of plan assets disaggregated by asset class and fair value hierarchy level as at January 31, 2015 and February 1, 2014 was as follows:

	As at January 31, 2015				As at February 1, 2014
(in CAD millions)	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total
Cash and cash equivalents
Level 1	$30.5	$23.5	$—	$54.0	$34.6	$24.3	$—	$58.9
Subtotal	30.5	23.5	—	54.0	34.6	24.3	—	58.9
Corporate bonds and notes
Level 2	545.7	—	—	545.7	619.3	—	4.7	624.0
Level 3	155.5	—	1.2	156.7	122.2	—	1.0	123.2
Subtotal	701.2	—	1.2	702.4	741.5	—	5.7	747.2
Common stock, preferred stock and REITS
Level 1	204.2	—	—	204.2	172.0	—	—	172.0
Subtotal	204.2	—	—	204.2	172.0	—	—	172.0
Common or collective trusts
Level 2	185.2	27.0	—	212.2	268.2	25.4	—	293.6
Subtotal	185.2	27.0	—	212.2	268.2	25.4	—	293.6
Short-term collective investment funds
Level 2	129.6	0.3	0.7	130.6	117.6	0.4	1.1	119.1
Subtotal	129.6	0.3	0.7	130.6	117.6	0.4	1.1	119.1
Hedge funds
Level 3	1.3	—	—	1.3	2.7	—	—	2.7
Subtotal	1.3	—	—	1.3	2.7	—	—	2.7
Receivables (liabilities)
Level 1	3.1	—	—	3.1	(1.8)	—	0.1	(1.7)
Level 2	(38.1)	—	—	(38.1)	(22.5)	—	—	(22.5)
Subtotal	(35.0)	—	—	(35.0)	(24.3)	—	0.1	(24.2)
Miscellaneous other (liabilities) receivables
Level 2	0.8	—	—	0.8	0.7	0.1	15.1	15.9
Subtotal	0.8	—	—	0.8	0.7	0.1	15.1	15.9
Total fair value of plan assets	$1,217.8	$50.8	$1.9	$1,270.5	$1,313.0	$50.2	$22.0	$1,385.2
The three levels of the fair value hierarchy referenced above are discussed in Note 14.6.
20.3 Plan assets investment allocation
During Fiscal 2014, the Company changed the target asset allocation to 55-80% fixed income and 20-45% equity for the defined benefit registered pension plan. For the assets in the health and welfare trust, included in Other Benefit Plans, the asset allocation is 100% fixed income. As at the end of Fiscal 2014 and 2013, the assets were in line with the target allocation range. The asset allocation may be changed from time to time in terms of weighting between fixed income, equity and other asset classes as well as within the asset classes themselves.
The plan’s target allocation is determined taking into consideration the amounts and timing of projected liabilities, the Company’s funding policies and expected returns on various asset classes. To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

At as the end of the current and prior fiscal years, plan assets were invested in the following classes of securities:

	As at January 31, 2015			As at February 1, 2014
	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan
Fixed income securities	73.0%	64.4%	100.0%	73.3%	62.9%	100.0%
Alternative investments	0.1%	—%	—%	0.2%	—%	—%
Equity securities	26.9%	35.6%	—%	26.5%	37.1%	—%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
20.4 Pension assumptions
The significant actuarial assumptions were as follows (weighted average assumptions):

	As at January 31, 2015			As at February 1, 2014
	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan
Discount rate used in calculation of Accrued benefit plan obligations	3.30%	3.30%	3.20%	4.20%	4.20%	4.20%
Benefit plans expense	3.30%	3.30%	4.20%	4.20%	4.20%	4.20%
Rate of compensation increase used in calculation of Accrued benefit plan obligations	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Benefit plans expense	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Expected long-term rate of return on plan assets used in calculation of benefit plans expense	3.30%	3.30%	3.20%	4.20%	4.20%	4.20%
Health care cost trend rates
Used in calculation of accrued benefit plan obligations			4.77%			4.92%
Used in calculation of benefit plans expense			4.92%			6.14%
Cost trend rate declines to			2.45%			2.45%
Year that the rate reaches assumed constant			2030			2030

20.5 Sensitivity of significant actuarial assumptions
The following table summarizes the sensitivity of significant actuarial assumptions on the Company’s defined benefit obligation:

	2014			2013
(in CAD millions)	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan
Discount rate sensitivity
Accrued benefit plan obligations
100 basis point increase in discount rate	$(170.9)	$(5.6)	$(23.1)	$(144.8)	$(4.8)	$(22.2)
100 basis point decrease in discount rate	211.8	6.8	27.6	177.1	5.8	26.4
Benefit plans expense
100 basis point increase in discount rate	(6.9)	(0.2)	1.6	(6.5)	(0.2)	(1.1)
100 basis point decrease in discount rate	5.0	0.2	(2.1)	4.6	0.2	1.3
Rate of compensation increase sensitivity
Accrued benefit plan obligations
50 basis point increase in rate of compensation increase	10.8	0.4	n/a	8.8	0.4	n/a
50 basis point decrease in rate of compensation increase	(9.5)	(0.3)	n/a	(9.7)	(0.4)	n/a
Benefit plans expense
50 basis point increase in rate of compensation increase	0.4	—	n/a	0.4	—	n/a
50 basis point decrease in rate of compensation increase	(0.4)	—	n/a	(0.4)	—	n/a
Health care cost trend rate sensitivity
Accrued benefit plan obligations
100 basis point increase in health care trend rate	n/a	n/a	20.2	n/a	n/a	18.9
100 basis point decrease in health care trend rate	n/a	n/a	(17.3)	n/a	n/a	(16.3)
Benefit plans expense
100 basis point increase in health care trend rate	n/a	n/a	0.8	n/a	n/a	1.3
100 basis point decrease in health care trend rate	n/a	n/a	(0.7)	n/a	n/a	(1.1)
The methods and assumptions used in determining the above sensitivity are consistent with the methods and assumptions used to determine the pension plan obligations and with the methods and assumptions used in Fiscal 2013.

20.6 Retirement benefit plans expense and contributions
The expense for the defined benefit, defined contribution and other benefit plans for Fiscal 2014 and Fiscal 2013, was as follows:

	2014				2013
(in CAD millions)	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total
Current service cost, net of employee contributions	$—	$—	$—	$—	$0.9	$—	$—	$0.9
Net interest	2.9	—	8.4	11.3	6.3	—	10.6	16.9
Curtailment loss	—	—	—	—	4.2	—	—	4.2
Plan amendment loss (gain)	—	—	—	—	1.0	—	(43.8)	(42.8)
Settlement gain	—	—	(11.4)	(11.4)	—	—	—	—
Special termination benefits loss	—	—	—	—	0.6	—	—	0.6
Administrative expenses	0.9	—	—	0.9	0.7	0.1	—	0.8
Net defined benefit plans expense (income)	$3.8	$—	$(3.0)	$0.8	$13.7	$0.1	$(33.2)	$(19.4)
Net defined contribution plan expense	6.6	—	0.2	6.8	8.4	—	0.2	8.6
Total retirement benefit plans expense (income) [1]	$10.4	$—	$(2.8)	$7.6	$22.1	$0.1	$(33.0)	$(10.8)

[1]
Not included in total expense recognized are short-term disability payments of $5.9 million (2013: $8.2 million) that were paid from the health and welfare trust. Both short-term disability and the retirement benefit plans expense (income) are included in “Selling, administrative and other expenses”, unless disclosed elsewhere, in the Company’s Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.

Total cash contributions made by the Company to its defined benefit, defined contribution and other benefit plans, including payments to settle health and dental benefits of eligible members covered under the non-pension retirement plan, for the fiscal year ended January 31, 2015 were $24.2 million (2013: $53.5 million). During the 52-week period ending January 30, 2016, it is estimated that the Company will make contributions of approximately $43.4 million to its defined benefit, defined contribution and Other Benefits plans, which include funding obligations as described in Note 14.2.
20.7 Remeasurements of the net defined retirement benefit liability

	2014				2013
(in CAD millions)	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total
Actuarial gain (loss) on difference between expected interest income and actual return on plan assets	$65.7	$1.6	$0.1	$67.4	$115.9	$1.0	$(0.7)	$116.2
Actuarial (loss) gain due to change in demographic	(23.6)	(0.7)	1.2	(23.1)	(35.3)	(1.3)	6.2	(30.4)
Actuarial loss due to change in financial assumptions	(155.6)	(5.1)	(22.9)	(183.6)	—	—	—	—
Actuarial gain (loss) due to all other experiences	8.3	(0.9)	—	7.4	(11.9)	(0.2)	—	(12.1)
Total pre-tax remeasurement (loss) gain	$(105.2)	$(5.1)	$(21.6)	$(131.9)	$68.7	$(0.5)	$5.5	$73.7
Tax on remeasurement gain and write down of deferred income tax asset associated with previously recorded remeasurement losses				(33.4)				(19.4)
Total remeasurement (loss) gain, net of income taxes [1]				$(165.3)				$54.3

[1]
Total remeasurement (loss) gain, net of income taxes, is included in “Total other comprehensive (loss) income” in the Company’s Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.

The actuarial losses associated with changes in financial assumptions are due to changes in the discount rate as at January 31, 2015 for the Registered Retirement Plans (2013: no changes), Non-registered Pension Plan (2013: no changes), and Other Benefits Plan (2013: no changes).

21. Contingent liabilities
21.1 Legal Proceedings
The Company is involved in various legal proceedings incidental to the normal course of business. The Company takes into account all available information, including guidance from experts (such as internal and external legal counsel) at the time of reporting to determine if it is probable that a present obligation (legal or constructive) exists, if it is probable that an outflow of resources embodying economic benefit will be required to settle such obligation and whether the Company can reliably measure such obligation at the end of the reporting period. The Company is of the view that, although the outcome of such legal proceedings cannot be predicted with certainty, the final disposition is not expected to have a material adverse effect on the consolidated financial statements, including its Consolidated Statements of Financial Position, Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income, and Consolidated Statements of Cash Flows.
21.2 Commitments and guarantees
Commitments
As at January 31, 2015, cash and cash equivalents that were restricted represent cash pledged as collateral for letter of credit obligations issued under the Company’s offshore merchandise purchasing program of $19.1 million (February 1, 2014: $11.1 million), which is the Canadian equivalent of U.S. $15.0 million (February 1, 2014: U.S. $10.0 million).
The Company has certain vendors which require minimum purchase commitment levels over the term of the contract. Refer to Note 14.2 “Liquidity risk”.
Guarantees
The Company has provided the following significant guarantees to third parties:
Royalty License Agreements
The Company pays royalties under various merchandise license agreements, which are generally based on the sale of products. Certain license agreements require a minimum guaranteed payment of royalties over the term of the contract, regardless of sales. Total future minimum royalty payments under such agreements were $3.4 million as at January 31, 2015 (February 1, 2014: $3.5 million).
Other Indemnification Agreements
In the ordinary course of business, the Company has provided indemnification commitments to counterparties in transactions such as leasing transactions, royalty agreements, service arrangements, investment banking agreements and director and officer indemnification agreements. The Company has also provided certain indemnification agreements in connection with the sale of the credit and financial services operations in November 2005, which expire in November 2015. The foregoing indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of changes in laws and regulations, or as a result of litigation or statutory claims, or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract and typically do not provide for any limit on the maximum potential liability. Historically, the Company has not made any significant payments under such indemnifications and no amounts have been accrued in the consolidated financial statements with respect to these indemnification commitments.

22. Income taxes
The average combined federal and provincial statutory income tax rate applied to the Company was 26.5% for Fiscal 2014 (2013: 26.5%). A reconciliation of income taxes at the average statutory tax to actual income tax expense for Fiscal 2014 and Fiscal 2013 is as follows:

(in CAD millions)	2014	2013
(Loss) earnings before income taxes	$(360.0)	$490.0
Income tax (recovery) expense at the average statutory tax rate	$(95.4)	$129.6

(Decrease) increase in income taxes resulting from
Non-taxable portion of capital gain	(5.2)	(77.0)
Non-deductible items	0.5	0.4
Prior year adjustments	(8.4)	(0.3)
Write down of deferred taxes assets, net	88.6	—
Others	(0.2)	0.6
	(20.1)	53.3

Effective tax rate before the following adjustments	5.6%	10.9%
Changes in tax rates or imposition of new taxes	(1.1)	(9.8)
Total income tax (recovery) expense	$(21.2)	$43.5
Effective tax rate	5.9%	8.9%
The Company’s total net cash refunds or payments of income taxes for the current year was a net payment of $71.0 million (2013: net payment of $32.9 million).
In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, periodically, certain matters are challenged by tax authorities. In Fiscal 2013, the Company received federal and consequential provincial re-assessments to previous tax filings which the Company disputed. For these disputed amounts, the Company placed a deposit of $28.0 million in Fiscal 2013, of which $20.2 million was included in “Other long-term assets” and $7.8 million was included in “Income taxes payable” in the Consolidated Statements of Financial Position as at February 1, 2014. During Fiscal 2014, the Company reached a settlement with the taxation authorities for issues affecting the taxation years 2006 and 2007, and reversed the tax and charges previously accrued for as uncertain tax positions as described in the table below, and included in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income:

(in CAD millions)	2014	2013
Finance cost recovery [1]	$6.5	$0.2
Income tax recovery (expense):
Current	21.5	0.6
Deferred	(14.3)	(0.2)
Total benefits on uncertain tax positions	$13.7	$0.6

[1]	Relates to interest owed on cash held on account with taxation authorities.
The Company routinely evaluates and provides for potentially unfavorable outcomes with respect to any tax audits, and believes that the final disposition of tax audits will not have a material adverse effect on its liquidity.
The expected cash recoverable from the settlement is $52.5 million which is included in “Income taxes recoverable”. Also included in "Income taxes recoverable" is $61.7 million related to the utilization of loss carrybacks generated by the Company in 2014. The Company has not recognized the benefit of approximately $39.1 million of loss carryforwards on its consolidated financial statements, which would be used to reduce taxable income generated in future years. These loss carryforwards expire in 20 years. Included in “Other long-term assets” in the Consolidated Statements of Financial Position, as at January 31, 2015, were receivables of $6.4 million (February 1, 2014: $32.5 million) related to payments made by the Company for remaining disputed tax assessments.

The tax effects of the significant components of temporary timing differences giving rise to the Company’s net deferred tax assets were as follows:

(in CAD millions)	As at February 1, 2014	Recognized in loss	Recognized in equity	As at January 31, 2015
Deferred revenue	$0.8	$(0.3)	$—	$0.5
Other long term liabilities	24.6	(2.8)	—	21.8
Derivative financial assets	(2.2)	—	(0.3)	(2.5)
Property, plant and equipment	(43.9)	36.0	—	(7.9)
Investment property	(28.7)	0.7	—	(28.0)
Goodwill and intangible assets	1.4	(0.3)	—	1.1
Retirement benefit obligations	76.0	(2.8)	—	73.2
Provisions	56.5	(6.9)	—	49.6
Non-capital losses	—	10.4	—	10.4
Other	—	1.1	—	1.1
Write down of deferred tax assets	—	(88.6)	(33.4)	(122.0)
Total deferred tax assets (liabilities), net	$84.5	$(53.5)	$(33.7)	$(2.7)

(in CAD millions)	As at February 2, 2013	Recognized in earnings	Recognized in equity	As at February 1, 2014
Deferred revenue	$1.0	$(0.2)	$—	$0.8
Other long term liabilities	26.9	(2.3)	—	24.6
Derivative financial assets	—	—	(2.2)	(2.2)
Property, plant and equipment	(74.6)	30.7	—	(43.9)
Investment property	(37.3)	8.6	—	(28.7)
Goodwill and intangible assets	0.5	0.9	—	1.4
Retirement benefit obligations	109.9	(14.7)	(19.2)	76.0
Provisions	53.0	3.5	—	56.5
Other	(1.6)	1.6	—	—
Total deferred tax assets, net	$77.8	$28.1	$(21.4)	$84.5

(in CAD millions)	As at January 31, 2015	As at February 1, 2014
Deferred tax assets	$0.7	$88.7
Deferred tax liabilities	(3.4)	(4.2)
Total deferred tax assets (liabilities), net	$(2.7)	$84.5
During Fiscal 2014, the Company determined that a write down of the deferred tax assets was required and no further recognition of deferred tax assets should be recorded, as it was no longer probable that sufficient taxable income would be available to allow part of the assets to be recovered. In assessing the need for the write down of the deferred tax assets, the Company considered that recent and anticipated profitability were lower than previously planned. The Company also considered the impact on the timing of the implementation of strategic initiatives to improve profitability due to recent senior management changes.
During Fiscal 2014, the Company recognized a write down of the deferred tax assets for $122.0 million (2013: nil). $88.6 million of this charge was included in “Deferred income tax recovery (expense)”, and as a portion of the deferred tax assets originated through equity, $33.4 million of this charge was included in OCI in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income in accordance with IAS 12, Income Taxes. In addition, a further deferred tax asset of $35.0 million related to the retirement benefit obligations remeasurement at the end of Fiscal 2014, was not recorded. This accounting treatment has no effect on the Company’s ability to utilize deferred tax assets to reduce future cash tax payments. The Company will continue to assess the likelihood that the deferred tax assets will be realizable at the end of each reporting period and adjust the carrying amount accordingly, by considering factors such as the reversal of deferred income tax liabilities, projected future taxable income, tax planning strategies and changes in tax laws. The aggregate amount of deductible temporary differences for which no deferred tax asset is recognized as at January 31, 2015, is approximately $551.5 million.

23. Segmented information
In order to identify the Company’s reportable segments, the Company uses the process outlined in IFRS 8, Operating Segments which includes the identification of the Chief Operating Decision Maker, the identification of operating segments, which has been done based on Company formats, and the aggregation of operating segments. The Company has aggregated its operating segments into two reportable segments: Merchandising and Real Estate Joint Arrangements. The Merchandising segment includes revenue from the sale of merchandise and related services to customers. The Real Estate Joint Arrangement segment includes income from the Company’s joint arrangement interests in shopping centres across Canada, all of which contain a Sears store.
23.1 Segmented statements of (loss) earnings

(in CAD millions)	2014	2013
Total revenue
Merchandising	$3,420.5	$3,945.8
Real Estate Joint Arrangements	4.0	46.0
Total revenues	$3,424.5	$3,991.8
Segmented operating (loss) income
Merchandising	$(407.9)	$(205.1)
Real Estate Joint Arrangements	0.6	17.3
Total segmented operating loss	$(407.3)	$(187.8)
Finance costs
Merchandising	$1.0	$9.3
Real Estate Joint Arrangements	—	1.5
Total finance costs	$1.0	$10.8
Interest income
Merchandising	$2.6	$2.5
Real Estate Joint Arrangements	—	0.1
Total interest income	$2.6	$2.6
Gain on lease terminations and lease amendments
Merchandising	$—	$577.2
Real Estate Joint Arrangements	—	—
Total gain on lease terminations and lease amendments	$—	$577.2
Gain on sale of interest in joint arrangements
Merchandising	$—	$—
Real Estate Joint Arrangements	35.1	66.3
Total gain on sale of interest in joint arrangements	$35.1	$66.3
Gain on settlement and amendment of retirement benefits
Merchandising	$10.6	$42.5
Real Estate Joint Arrangements	—	—
Total gain on settlement and amendment of retirement benefits	$10.6	$42.5
Income tax recovery (expense)
Merchandising	$28.5	$(40.1)
Real Estate Joint Arrangements	(7.3)	(3.4)
Total income tax recovery (expense)	$21.2	$(43.5)
Net (loss) earnings	$(338.8)	$446.5

23.2 Segmented statements of total assets

(in CAD millions)	As at January 31, 2015	As at February 1, 2014
Merchandising	$1,773.9	$2,354.2
Real Estate Joint Arrangements	0.2	38.1
Total assets	$1,774.1	$2,392.3
23.3 Segmented statements of total liabilities

(in CAD millions)	As at January 31, 2015	As at February 1, 2014
Merchandising	$1,203.1	$1,314.4
Real Estate Joint Arrangements	0.2	4.1
Total liabilities	$1,203.3	$1,318.5

24. Capital stock and share based compensation
Capital stock
ESL Investments, Inc., and investment affiliates including Edward S. Lampert, collectively “ESL”, form the largest shareholder of the Company, both directly through ownership in the Company, and indirectly through shareholdings in Sears Holdings (“Holdings”). Prior to October 16, 2014, Holdings was the controlling shareholder of the Company.
On October 2, 2014, Holdings announced the commencement of a rights offering for 40 million common shares of the Company. Each holder of Holdings’ common stock received one subscription right for each share of Holdings’ common stock held as of the close of business on October 16, 2014, the record date for the rights offering. Each subscription right entitled the holder to purchase their pro rata portion of the Company’s common shares being sold by Holdings in the rights offering at a price of $10.60 per share (U.S. $9.50 per share). The rights offering is further described in a prospectus filed with securities regulators in Canada and the United States on October 15, 2014, and can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com, and on the U.S. Securities Exchange Commission (“SEC”) website at www.sec.gov.
In connection with the rights offering, the Company listed its common shares on the NASDAQ where the rights were also listed. The subscription rights expired at the close of business on November 7, 2014. ESL exercised their pro rata portion of the rights in full in Fiscal 2014.
As at January 31, 2015, ESL was the beneficial holder of 50,438,809 or 49.5%, of the common shares of the Company (February 1, 2014: 28,158,368 or 27.6%). Holdings was the beneficial holder of 11,962,391 or 11.7%, of the common shares of the Company as at January 31, 2015 (February 1, 2014: 51,962,391 or 51.0%). The issued and outstanding shares are fully paid and have no par value.
The Company has a license from Holdings to use the name “Sears” as part of its corporate name. The Company relies on its right to use the “Sears” name, including as part of the Company’s corporate and commercial name, which the Company considers a significant and valuable aspect of its business. The Company’s right to use the “Sears” name and certain other brand names was granted pursuant to the license agreement amendments, which state in the event Holdings’ ownership interest in the Company is reduced to less than 10.0%, the license agreement would remain in effect for a period of five years after such reduction in ownership, after which the Company would no longer be permitted to use the “Sears” name and certain other brand names.
On May 22, 2013, the Toronto Stock Exchange (“TSX”) accepted the Company’s Notice of Intention to make a Normal Course Issuer Bid (“2013 NCIB”) and permitted the Company to purchase for cancellation its common shares. Purchases were allowed to commence on May 24, 2013 and were to be terminated by May 23, 2014. There were no share purchases made under the 2013 NCIB. The Company did not renew the Normal Course Issuer Bid subsequent to May 23, 2014.
During Fiscal 2013, the Company distributed $509.4 million to holders of common shares as an extraordinary cash dividend. Payment in the amount of $5.00 per common share was made on December 6, 2013.
The authorized common share capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of class 1 preferred shares, issuable in one or more series. As at January 31, 2015, the total number of common shares issued and outstanding of the Company was 101,877,662 (February 1, 2014: 101,877,662) with stated value of $14.9 million (February 1, 2014: $14.9 million).

Share based compensation
During Fiscal 2014, the Company granted 225,000 RSUs (2013: nil) to an executive under an equity-based compensation plan. For equity-settled awards, the fair value of the grant of RSUs is recognized as compensation expense over the period that the related service is rendered with a corresponding increase in equity. The total amount expensed is recognized over a three-year vesting period on a tranche basis, which is the period over which all of the specified vesting conditions are to be satisfied. At each balance sheet date, the estimate of the number of equity interests that are expected to vest is reviewed. The impact of any revision to original estimates is recognized in “Selling, administrative and other expenses” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.
These RSUs had a grant-date fair value of $1.9 million (2013: nil). The fair value of the grant was determined based on the Company’s share price at the date of grant, and is entitled to accrue common share dividends equivalent to those declared by the Company, which would be settled by a grant of additional RSUs to the executive.
Compensation expense included in “Selling, administrative and other expenses” for Fiscal 2014 related to RSUs was $0.4 million (2013: nil).

25. Capital disclosures
The Company’s objectives when managing capital are:

•	Maintain financial flexibility thus allowing the Company to preserve its ability to meet financial objectives and continue as a going concern;

•	Provide an appropriate return to shareholders; and

•	Maintain a capital structure that allows the Company to obtain financing should the need arise.
The Company manages and makes adjustments to its capital structure, when necessary, in light of changes in economic conditions, the objectives of its shareholders, the cash requirements of the business and the condition of capital markets. In order to maintain or adjust the capital structure, the Company may pay a dividend or return capital to shareholders, modify debt levels or sell assets.
The Company defines capital as follows:

•	Long-term obligations, including the current portion of long-term obligations (“Total long-term obligations”); and

•	Shareholders’ equity.
The following table presents summary quantitative data with respect to the Company’s capital resources:

(in CAD millions)	As at January 31, 2015	As at February 1, 2014
Total long-term obligations	$28.1	$35.9
Shareholders’ equity	570.8	1,073.8
Total	$598.9	$1,109.7

26. Revenue
The components of the Company’s revenue were as follows:

(in CAD millions)	2014	2013
Apparel and Accessories[1]	$1,214.7	$1,410.6
Home and Hardlines[1]	1,600.2	1,873.9
Other merchandise revenue	205.5	227.7
Services and other	274.8	342.6
Commission and licensee revenue	129.3	137.0
Total revenue	$3,424.5	$3,991.8

[1]
Certain product lines have been reclassified from the Apparel & Accessories category, to the Home & Hardlines category. Also, the Major Appliances category is now included in the Home & Hardlines category. Prior year comparative figures have been restated to reflect these changes. These figures have not been adjusted to account for the impact of store closures.

27. Employee benefits expense
The components of the Company’s employee benefits expense for the current and prior fiscal year were as follows:

(in CAD millions)	2014	2013
Wages and salaries	$466.5	$585.2
Paid absences [1]	44.3	55.6
Benefits
Provincial healthcare costs	11.1	13.6
Flex benefits	13.9	15.0
Retirement benefit plans expense [2]	7.9	(10.8)
Statutory deductions [3]	33.8	40.5
Severance	16.2	60.5
Other employer paid benefits	6.6	3.2
Total benefits expense	$600.3	$762.8

[1]	Paid absences are expenses related to vacation, statutory holidays and sick days.
[2]
Included in Retirement benefit plans expense for Fiscal 2014 was an $11.1 million gain related to the amendments to the defined benefit registered retirement plan and non-pension retirement benefit plan (2013: $42.8 million gain related to the amendments to the defined benefit registered retirement plan and non-pension retirement benefit plan).

[3]	Statutory deductions consist of the employer portion of payment for the Canada Pension Plan and Employment Insurance.
These expenses are included in “Cost of goods and services sold”, “Selling, administrative and other expenses” and “Gain on settlement and amendment of retirement benefits” in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.

28. Gain on lease terminations and lease amendments
On October 29, 2013, the Company announced that it would terminate its leases in respect of four stores and partially terminate its lease in a fifth location, for a total consideration of $400.0 million. Four of the five stores were owned by The Cadillac Fairview Corporation Limited (“Cadillac Fairview”) and were located in Ontario: Toronto Eaton Centre, Sherway Gardens, Markville Shopping Centre and London-Masonville Place. The fifth store was located at Richmond Shopping Centre in British Columbia and was co-owned by Ivanhoé and Cadillac Fairview. As required by the terms of the transaction, the Company vacated Sherway Gardens, London-Masonville Place and the retail floors of the Toronto Eaton Centre (“TEC”), by February 28, 2014, and vacated Markville and Richmond Shopping Centres by February 28, 2015. On November 12, 2013, the Company received proceeds of $400.0 million for these transactions, resulting in a pre-tax gain of $391.5 million, net of legal costs and the de-recognition of leasehold improvements and furniture and fixtures of $9.5 million.
As part of this transaction, the Company vacated the retail floors of the TEC. The Company will continue to use the office floors of the TEC as its headquarters under terms consistent with the existing lease. In accordance with IAS 17, Leases, the lease on the office floors of the TEC was assessed as a finance lease. As of the end of Fiscal 2013, the Company has transferred all risks and rewards associated with the vacated retail floors, had no significant continuing involvement related to these floors, and all costs associated with vacating the retail floors had been measured reliably.
In accordance with IAS 18, Revenue, the Company recognized the entire gain of $391.5 million in Fiscal 2013 in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.
On June 14, 2013, the Company announced its intention to enter into a series of transactions related to its leases on two properties: Yorkdale Shopping Centre (Toronto) and Square One Shopping Centre (Mississauga). The landlords approached the Company with a proposal to enter into a series of lease amendments for a total consideration of $191.0 million, being the amount the landlords were willing to pay for the right to require the Company to vacate the two locations.
On June 24, 2013, the Company received proceeds of $191.0 million upon closing of the transaction which gave the landlords the right to require the Company to vacate the two locations by March 31, 2014. The landlords exercised such right on July 25, 2013, and the Company vacated the two locations on March 31, 2014. The transaction resulted in a pre-tax gain of $185.7 million, net of legal costs and the de-recognition of leasehold improvements of $5.3 million.
The Company also granted the owners of the Scarborough Town Centre (Toronto) property an option to enter into certain lease amendments in exchange for $1.0 million, which was paid on June 24, 2013. The option may be exercised at any time up to and including June 20, 2018, and would require the Company to complete certain lease amendments in exchange for $53.0 million. Such lease amendments would allow the owners to require the Company to close its store. As of January 31, 2015, the option had not been exercised and was included in “Accounts payable and accrued liabilities” in the Consolidated Statements of Financial Position.

29. Assets classified as held for sale
On October 29, 2013, the Company announced the future closure of the Broad Street Logistics Centre located in Regina (“Broad Street”). Broad Street, including the adjacent vacant property which is owned by the Company, is being marketed for sale and if a buyer is identified that will purchase Broad Street at a price acceptable to the Company, then it will be sold. This process has been approved by senior management of the Company, and based on these factors, the Company has concluded that the sale is highly probable. The Company will continue to assess the recoverable amount of Broad Street at the end of each reporting period and adjust the carrying amount accordingly. To determine the recoverable amount of Broad Street, the Company will consider factors such as expected future cash flows using appropriate market rental rates, the estimated costs to sell and an appropriate discount rate to calculate the fair value.
As at January 31, 2015 and February 1, 2014, the assets of Broad Street were separately classified as held for sale on the Company’s Consolidated Statements of Financial Position. The major classes of assets classified as held for sale were as follows:

(in CAD millions)	Broad Street
Property, plant and equipment	$10.9
Investment properties	2.4
Assets classified as held for sale	$13.3
The carrying value of the property, plant and equipment and investment property of Broad Street was higher than the estimated fair value less costs to sell and, as a result, the Company recognized an impairment loss of $16.5 million in Fiscal 2013. This amount is included in the $27.7 million of impairment (reversals) losses in the property, plant and equipment continuity in Note 9. The Company determined fair value by engaging an independent qualified third party appraiser to conduct an appraisal of the land and building properties of Broad Street. The valuation method used to determine fair value was the direct sales comparison approach. Impairment losses were included in ‘‘Selling, administrative and other expenses’’ in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.
The operations of Broad Street is not presented as discontinued operations on the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income as they do not represent a separate geographical area of operations nor a separate major line of business.

30. Related party transactions
The ultimate controlling party of the Company is ESL Investments, Inc. (incorporated in the U.S. in the state of Florida). The Company also had interests in joint arrangements, as described in Note 11.
Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.
30.1 Trading transactions
During the current and prior fiscal year, the Company entered into the following trading transactions with related parties:

				2014				2013
(in CAD millions)	Purchase of goods	Services received	Other	Total	Purchase of goods	Services received	Other	Total
Sears Holdings Corporation	$—	$3.6	$0.4	$4.0	$—	$4.5	$0.4	$4.9
Real estate joint arrangements	—	1.0	—	1.0	—	3.9	—	3.9
Total related party transactions	$—	$4.6	$0.4	$5.0	$—	$8.4	$0.4	$8.8

The following balances were outstanding as at the end of the fiscal year:

Amounts receivable from related parties
(in CAD millions)	As at January 31, 2015	As at February 1, 2014
Sears Holdings Corporation	$—	$—

Amounts payable to related parties
(in CAD millions)	As at January 31, 2015	As at February 1, 2014
Sears Holdings Corporation	$0.4	$0.4
The related party transactions with Sears Holdings are in the ordinary course of business for shared merchandise purchasing services. These transactions were recorded either at fair market value or the exchange amount, which was established and agreed to by the related parties. These balances are included in “Accounts payable and accrued liabilities” and “Accounts receivable, net” in the Consolidated Statements of Financial Position.
The related party transactions with the various real estate joint arrangements represent lease payments for the lease of the Company’s stores. These transactions were recorded either at fair market value or the exchange amount, which was established and agreed to by the related parties.
The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received. No expense has been recognized in the current or prior fiscal periods for bad or doubtful debts in respect of the amounts owed by related parties.
The Company’s Audit Committee is responsible for pre-approving all related party transactions that have a value greater than $1.0 million.

31. Key management personnel compensation
Key management personnel are those individuals having the authority and responsibility for planning, directing and controlling the activities of the Company. The Company considers the Board of Directors and the following former and current members of senior management to be key management personnel:
President and Chief Executive Officer;
Former President and Chief Executive Officer;
Executive Vice-President and Chief Financial Officer;
Executive Vice-President and Chief Operating Officer;
Interim Chief Marketing Officer;
Senior Vice-President, Merchant Operations;
Senior Vice-President, Apparel & Accessories;
Senior Vice-President, Home & Hardlines;
Senior Vice-President, Real Estate;
Senior Vice-President, Human Resources;
Senior Vice-President, Retail Stores;
Former Senior Vice-President, Retail Stores;
Former Interim Senior Vice-President, Retail Stores;
Former Senior Vice-President e-Commerce and Omni-Channel and Former Interim Chief Information Officer;
Vice-President and Chief Information Officer; and
Vice-President, General Counsel and Corporate Secretary;
Key management personnel compensation was as follows:

(in CAD millions)	2014	2013
Salaries and perquisites	$7.7	$8.1
Annual incentive plans and other bonuses	0.3	1.2
Pensions	—	0.1
Termination benefits	0.5	1.3
Total key management personnel compensation	$8.5	$10.7

32. Net (loss) earnings per share
A reconciliation of the number of shares used in the net (loss) earnings per share calculation is as follows:

(Number of shares)	2014	2013
Weighted average number of shares per basic net (loss) earnings per share calculation	101,877,662	101,877,662
Effect of dilutive instruments outstanding	—	—
Weighted average number of shares per diluted net (loss) earnings per share calculation	101,877,662	101,877,662
“Net (loss) earnings” as disclosed in the Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income was used as the numerator in calculating the basic and diluted net (loss) earnings per share. For 2014 there were no outstanding dilutive instruments. As at February 1, 2014, there were no outstanding options to exclude from the calculation of diluted net (loss) earnings per share.

33. Changes in non-cash working capital balances
Cash (used for) generated from non-cash working capital balances were comprised of the following:

(in CAD millions)	2014	2013
Accounts receivable, net	$10.0	$(6.6)
Inventories	133.2	76.8
Prepaid expenses	(5.6)	4.8
Derivative financial assets	1.0	—
Accounts payable and accrued liabilities	(74.0)	(52.6)
Deferred revenue	(16.5)	(10.1)
Provisions	(50.8)	43.1
Income and other taxes payable and recoverable	(62.5)	19.5
Effect of foreign exchange rates	(2.1)	(1.6)
Cash (used for) generated from non-cash working capital balances	$(67.3)	$73.3

34. Changes in non-cash long-term assets and liabilities
Cash generated from (used for) long-term assets and liabilities were comprised of the following:

(in CAD millions)	2014	2013
Other long-term assets	$40.9	$7.0
Other long-term liabilities	(10.0)	(14.9)
Deferred tax assets and deferred tax liabilities	(0.2)	0.7
Other	(0.5)	(0.4)
Cash generated from (used for) non-cash long-term assets and liabilities	$30.2	$(7.6)

35. North Hill and Burnaby arrangements
On June 16, 2014, the Company announced that it entered into a binding agreement with Concord Pacific Group of Companies (“Concord”) to pursue the development of the 12-acre Sears site located at the North Hill Shopping Centre in Calgary, Alberta (the “North Hill Project”). Closing under the agreement is conditional upon satisfaction of conditions such as obtaining re-zoning approval from the City of Calgary for the North Hill Project, which management expects to occur over an extended period of time.
This agreement contemplates the sale of a 50% interest in the site for a value of approximately $15.0 million, subject to adjustments, and the retention of Concord or its affiliates, on customary terms, to manage most facets of the development. The purchase price is to be satisfied by an interest-free long-term note secured by Concord’s 50% interest in the property, the principal of which is expected to be repaid out of cash flow generated from the North Hill Project over time. It is contemplated that this note will be subordinated to other debt financing expected to be raised and used to develop the North Hill Project. The note will be guaranteed by a Concord affiliate. Following the sale of the 50% interest, it is contemplated that the parties will enter into a co-ownership arrangement. Concord would be responsible for arranging debt financing to develop the North Hill Project through the arrangement. On closing, Concord would also be jointly responsible for any costs incurred to remediate on-site environmental issues associated with the North Hill Project, through their interest in the arrangement, as contained in the environmental provision described in Note 16(vi). The estimated cost to build out the North Hill Project into a residential development as contemplated, is currently $680.0 million. Completion of the North Hill Project as contemplated is subject to strategic considerations, including, but not limited to, potential shifts in the Canadian economy and the condition of the real estate market now and in the future.
On October 11, 2013, the Company announced that it entered into a binding agreement with Concord to pursue the development of nine acres of the Company’s property on and adjacent to the Company’s store located at the Metropolis at Metrotown in Burnaby, British Columbia (the “Burnaby Project”). Closing under the agreement is conditional upon satisfaction of conditions such as obtaining the approval from the City of Burnaby for the Burnaby Project, which management expects to occur over an extended period of time.
This agreement contemplates the sale of a 50% interest in the site for a value of approximately $140.0 million subject to adjustments, and the retention of Concord on customary terms to manage the development. $15.0 million of the purchase price is to be paid in cash on closing, with the balance to be satisfied by an interest-free long-term note secured by Concord’s 50% interest in the property, the principal of which is expected to be repaid out of cash flow generated from the Burnaby Project over time. It is contemplated that this note will be subordinated to other debt financing expected to be raised and used to develop the Burnaby Project. The note will be guaranteed by a Concord affiliate. Following the sale of the 50% interest, it is contemplated that the parties will enter into a co-ownership arrangement. If third party debt financing cannot be obtained, Concord would be responsible for providing debt financing to develop the Burnaby Project (which would, with certain exceptions, be subordinated to the long-term note held by the Company). The estimated cost to build out the Burnaby Project into a mixed-use residential, office and retail shopping centre development as contemplated, is currently in excess of $1.0 billion. Completion of the Burnaby Project as contemplated is subject to strategic considerations, including, but not limited to, potential shifts in the Canadian economy and the condition of the real estate market now and in the future.
In January 2014, in conjunction with Concord obtaining financing to develop the Burnaby Project, the Company entered into a demand mortgage for $25.0 million, secured by the Burnaby Project property. Interest on drawings under the mortgage is determined based on the prime rate plus a spread, and is due monthly. As at January 31, 2015, the Company had no borrowings on the mortgage. In January 2014, Concord entered into a demand loan agreement for $20.0 million. The loan is guaranteed by Concord’s parent company, One West Holdings Ltd., and the Company’s undrawn $25.0 million mortgage has been pledged as collateral. As at January 31, 2015, Concord has borrowed $13.4 million against the available demand loan. See Note 36 for additional information.

36. Event after the reporting period
On March 11, 2015, the Company announced it had entered into an agreement with Concord to sell and lease back three of its owned properties for a total consideration of $140.0 million subject to certain adjustments. The Company expects net proceeds after any adjustments or taxes to be approximately $130.0 million. The properties in the transaction include the Company's stores and surrounding area located at the North Hill Shopping Centre in Calgary, Alberta, Metropolis at Metrotown in Burnaby, British Columbia and Cottonwood Mall in Chilliwack, British Columbia. These properties, including land, building and equipment, had a net carrying value of approximately $60.9 million included in “Property, plant and equipment” in the Consolidated Statements of Financial Position, as at January 31, 2015. The agreement is subject to customary closing conditions. The transaction is scheduled to close on June 8, 2015, and the ultimate amount and timing of gain recognition will be determined during the second quarter of the 52-week period ended January 30, 2016. Upon closing, the existing arrangements with Concord described in Note 35, will terminate. The Company will continue to operate the stores located at these shopping centres under long-term leases and there is no impact on customers or employees at these locations.

37. Approval of the consolidated financial statements
The consolidated financial statements were approved by Board of Directors and authorized for issue on March 12, 2015.

DIRECTORS AND OFFICERS

Board of Directors	Officers
Ronald D. Boire President and Chief Executive Officer of the Corporation	Ronald D. Boire President and Chief Executive Officer
William C. Crowley [2,3] Chief Exective Officer Àshe Capital Partners, LP	E.J. Bird Executive Vice-President and Chief Financial Officer
Timothy Flemming Senior Vice-President, Merchant Operations of the Corporation	Klaudio Leshnjani Executive Vice-President and Chief Operating Officer
William R. Harker [2,3] President Àshe Capital Partners, LP
R. Raja Khanna [1,4] Chief Executive Officer Blue Ant Media Inc.
Klaudio Leshnjani Executive Vice-President and Chief Operating Officer of the Corporation
James McBurney [1,4] Corporate Director
Deborah E. Rosati [1,2,4] Corporate Director and Advisor
Danita Stevenson Senior Vice-President, Apparel and Accessories of the Corporation
S. Jeffrey Stollenwerk [3] President, Sears Real Estate Business Sears Holdings Corporation

Committees

1	Audit Committee
2	Human Resources and Compensation Committee
3	Investment Committee
4	Nominating and Corporate Governance Committee

CORPORATE INFORMATION
Head Office

Sears Canada Inc.
290 Yonge Street
Suite 700
Toronto, Ontario
M5B 2C3

Website:www.sears.ca
E-mail:home@sears.ca

For more information about the Company, or for additional copies of the Annual Report, write to the Corporate Communications Department at the Head Office of Sears Canada Inc., or call 416-941-4428.

The Company’s regulatory filings can be found on the SEDAR website at www.sedar.com and on the U.S. Securities Exchange Commission (SEC) website at www.sec.gov.

Stock Exchange Listing

Toronto Stock Exchange
Trading symbol: SCC
NASDAQ
Trading symbol: SRSC

Transfer Agents and Registrars

CST Trust Company
P.O. Box 700, Station B
Montreal, Québec
H3B 3K3

Answerline: 416-682-3860
                       1-800-387-0825
Fax: 1-888-249-6189
Website: www.canstockta.com
E-Mail: inquiries@canstockta.com

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY
11219

Answerline: 1-800-937-5449
Fax: 718-236-2641
Website: www.amstock.com
E-Mail: info@amstock.com

Annual Meeting

The Annual Meeting of the Shareholders of Sears Canada Inc. will be held on Thursday, April 23, 2015 at 8:00 a.m. in the Auditorium, Fourth floor, 290 Yonge Street, Toronto, Ontario Canada.

Édition française du Rapport annuel

On peut se procurer l’édition française de ce rapport en écrivant au:

Service national des communications
Sears Canada Inc.
290 Yonge Street
Suite 700
Toronto, Ontario
M5B 2C3

Pour de plus amples renseignments au sujet de la Société, veuillez écrire au service national de communication, ou composer le 416-941-4428.

Les dépôts réglementaires de la Société se trouvent sur le site Web de SEDAR à l’adresse www.sedar.com et sur le site Web de la Securities Exchange Commission (« SEC ») des États-Unis à l’adresse www.sec.gov.

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Sears

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